                           OFFER TO PURCHASE FOR CASH
                                       BY
                            WCI STEEL HOLDINGS, INC.
               A WHOLLY-OWNED SUBSIDIARY OF THE RENCO GROUP, INC.
                                       OF
                 ALL OF THE OUTSTANDING SHARES OF COMMON STOCK
                                       OF
                                WCI STEEL, INC.
                                       AT
                                $10.00 PER SHARE
 THE OFFER AND THE WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON NOVEMBER 25, 1996, UNLESS EXTENDED. TENDERS OF SHARES OF COMMON STOCK, NO PAR VALUE, $.01 STATED VALUE (THE "SHARES"), MAY ONLY BE WITHDRAWN UNDER THE CIRCUMSTANCES DESCRIBED IN THIS OFFER TO PURCHASE AND THE LETTER OF TRANSMITTAL.

    THE BOARD OF DIRECTORS OF WCI STEEL, INC., BASED ON THE RECOMMENDATION OF THE INDEPENDENT DIRECTOR (AS DEFINED), HAS DETERMINED THAT EACH OF THE OFFER (AS DEFINED) AND THE MERGER (AS DEFINED) IS FAIR TO THE COMPANY'S PUBLIC SHAREHOLDERS (AS DEFINED), HAS APPROVED THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE OFFER AND THE MERGER, AND RECOMMENDS THAT THE COMPANY'S PUBLIC SHAREHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES (AS DEFINED) PURSUANT TO THE OFFER. SEE "SPECIAL FACTORS--FAIRNESS OF THE EQUITY TRANSACTIONS."

    THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, THERE BEING VALIDLY TENDERED AND NOT PROPERLY WITHDRAWN PRIOR TO THE EXPIRATION OF THE OFFER THAT NUMBER OF SHARES WHICH WOULD REPRESENT A MAJORITY OF THE PUBLIC SHARES (AS DEFINED). THE OFFER IS ALSO SUBJECT TO CERTAIN OTHER CONDITIONS CONTAINED IN THIS OFFER TO PURCHASE. SEE "INTRODUCTION," "THE TENDER OFFER--SECTION 1. TERMS OF THE OFFER" AND "--SECTION 12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS."
                           --------------------------

                                   IMPORTANT

    Any shareholder desiring to tender all or a portion of such shareholder's Shares should either (a) complete and sign the Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal, mail or deliver it and any other required documents to the Depositary (as defined) and either deliver the certificates for such Shares to the Depositary along with the Letter of Transmittal or tender such Shares pursuant to the procedures for book-entry transfer set forth in "The Tender Offer--Section 3. Procedure for Tendering Shares" or (b) request his broker, dealer, commercial bank, trust company or other nominee to effect the transaction for him. Any shareholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if such shareholder desires to tender such Shares.

    Any shareholder who desires to tender Shares and whose certificates representing such Shares are not immediately available or who cannot comply with the procedure for book-entry transfer on a timely basis should tender such Shares by following the procedures for guaranteed delivery set forth in "The Tender Offer--Section 3. Procedure for Tendering Shares."

    Questions and requests for assistance may be directed to the Information Agent (as defined) or the Dealer Manager (as defined) at their respective addresses and telephone numbers set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery and other related materials may be directed to the Information Agent or to brokers, dealers, commercial banks and trust companies.
                           --------------------------

                      The Dealer Manager for the Offer is:
                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
 THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION NOR HAS THE COMMISSION PASSED UPON THE FAIRNESS OR
        MERITS OF SUCH TRANSACTION NOR UPON THE ACCURACY OR ADEQUACY
              OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY
                  REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

                                OCTOBER 28, 1996

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----

Introduction...............................................................................................           1

Special Factors............................................................................................           3

  Background...............................................................................................           3

  Reasons for the Offer and the Merger.....................................................................           5

  The Letter Agreement.....................................................................................           6

  Purpose, Structure and Benefits of the Offer and the Merger..............................................           6

  Contingent Cash Consideration Rights.....................................................................           8

  The Debt Transactions....................................................................................           9

  Plans for the Company after the Transactions.............................................................           9

  Fairness of the Equity Transactions......................................................................          10

  Opinion of Gleacher NatWest; Summary of Financial Analysis...............................................          12

  Certain Effects of the Offer and the Merger..............................................................          17

  Interests of Certain Persons.............................................................................          18

  Certain Federal Income Tax Consequences..................................................................          19

The Tender Offer...........................................................................................          20

  Section  1. Terms of the Offer...........................................................................          20

  Section  2. Acceptance for Payment and Payment for Shares................................................          21

  Section  3. Procedure for Tendering Shares...............................................................          22

  Section  4. Withdrawal Rights............................................................................          25

  Section  5. Source and Amount of Funds...................................................................          25

  Section  6. Price Range of the Shares; Dividends on the Shares...........................................          27

  Section  7. Effect of the Offer on the Market for the Shares; NYSE Listing; Exchange Act Registration;
              and Margin Securities........................................................................          28

  Section  8. Certain Information Concerning the Company, Renco and Holdings...............................          28

  Section  9. The Merger...................................................................................          33

  Section 10. Extension of the Offer; Amendments; Termination..............................................          34

  Section 11. Certain Conditions to the Offer..............................................................          35

  Section 12. Certain Legal Matters; Regulatory Approvals..................................................          35

  Section 13. Fees and Expenses............................................................................          37

  Section 14. Miscellaneous................................................................................          38

Directors and Executive Officers of Renco and Holdings......................................................  Schedule I

Consolidated Financial Statements of the Company...............................................................  Annex A

Ohio General Corporation Law Sections 1701.84 and 1701.85......................................................  Annex B

Opinion of Gleacher NatWest Inc. ..............................................................................  Annex C

Letter Agreement, dated October 23, 1996, among Renco, Holdings and the Company................................  Annex D

To the Holders of Common Stock of
WCI Steel, Inc.

                                  INTRODUCTION

    WCI Steel Holdings, Inc., a Delaware corporation ("Holdings") and a wholly-owned subsidiary of The Renco Group, Inc., a New York corporation ("Renco"), hereby offers to purchase all of the outstanding shares of common stock, no par value, $.01 stated value (the "Shares"), of WCI Steel, Inc., an Ohio corporation (the "Company" or "WCI"), at a purchase price of $10.00 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements hereto and thereto, collectively constitute the "Offer"). In addition to the Offer Price, sellers who tender their Shares pursuant to the Offer or whose Shares are extinguished pursuant to the Merger (as defined) will also receive Contingent Cash Consideration Rights (as defined). The Offer Price and the Contingent Cash Consideration Rights are collectively referred to herein as the "Offer Consideration." See "Special Factors--Purpose, Structure and Benefits of the Offer and the Merger."

    Renco currently owns 30,746,900 Shares (including 100 Shares owned by Ira Leon Rennert, who, with certain trusts for members of his family owns, directly and indirectly, 95.9% of the total outstanding common stock of Renco), representing approximately 84.47% of the total outstanding Shares. On October 9, 1996, Renco proposed to the Company a series of transactions which would include the indirect acquisition by Renco of all of the outstanding Shares which Renco did not currently own for a purchase price of $10.00 per Share, net to the seller in cash. See "Special Factors--Background," "--Reasons for the Offer and the Merger" and "--Interests of Certain Persons." Renco does not intend to tender its Shares pursuant to the Offer, but intends, subject to successful completion of the Offer, to contribute all of its Shares to Holdings.

    The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the Expiration Date (as defined) that number of Shares representing a majority of the Shares (the "Public Shares" and the holders thereof, the "Public Shareholders") not owned by Renco or the directors and executive officers of Renco and the Company (the "Public Acceptance Condition"). The Offer is also subject to certain other conditions. See "The Tender Offer--Section 11. Certain Conditions to the Offer."

    There are currently 36,401,400 Shares outstanding, of which 30,746,900 are owned by Renco and 113,350 by directors and executive officers of Renco and the Company. Accordingly, based on current ownership, for the Public Acceptance Condition to be satisfied, 2,770,576 Public Shares would need to be tendered and Renco's and Holdings' Shares would, together, represent not less than 92.39% of the total number of Shares outstanding.

    The purpose of the Offer is for Renco, through Holdings, to acquire all of the outstanding Shares held by all persons other than Renco. If the Public Acceptance Condition has been satisfied, Renco intends to cause the contribution of the Shares owned by it to Holdings and to effect a merger (the "Merger") of Holdings with and into the Company, with the Company surviving the Merger as a wholly-owned subsidiary of Renco (the "Surviving Corporation"), pursuant to which each then outstanding Share (other than Shares owned by Holdings or Renco or Shares held in the treasury of the Company, which shall be cancelled, and other than Shares held by shareholders who have validly exercised dissenters' rights under the Ohio General Corporation Law (the "OGCL")) will be converted into the right to receive the Offer Consideration. If the Public Acceptance Condition is satisfied, the "short form" merger provisions of the OGCL (which apply only if Renco and Holdings together own at least 90% of the outstanding Shares) would permit the Merger to occur without the vote or consent of the Company's shareholders. See "The Tender Offer--Section 9. The Merger." The Merger and the Offer are collectively referred to herein as the "Equity Transactions."

    Shareholders who tender their Shares pursuant to the Offer will not be entitled to dissenters' rights with respect to their Shares. See "Special Factors--Purpose, Structure and Benefits of the Offer and the Merger."

    The Offer is being made pursuant to and in accordance with the terms of an agreement entered into on October 23, 1996 among Renco, Holdings and the Company (the "Letter Agreement"), a copy of which is attached hereto as Annex D. The Letter Agreement provides, among other things, that the Public Acceptance Condition may not be amended without the approval of the Company, after consultation with the Independent Director (as defined). See "Special Factors--The Letter Agreement."

    If the Offer is not consummated because the Public Acceptance Condition or any other condition to the Offer (see "The Tender Offer--Section 11. Certain Conditions to the Offer") is not satisfied and Renco and Holdings together continue to own less than 90% of the total number of outstanding Shares, Renco and Holdings would not be able to effect a "short form" merger of Holdings and the Company. In such case, Renco and/or Holdings may, subject to numerous factors, including the availability of Shares at prices acceptable to Renco and/or Holdings, the business condition and prospects of the Company, other investment opportunities available to Renco and general economic and market conditions, acquire additional Shares through privately negotiated or open market purchases, subject to subsequent tender or exchange offers or by any other means Renco and/or Holdings deem advisable on such terms and at such prices as they determine (which may be more or less than the Offer Price) to bring the ownership of Renco and Holdings together to at least 90% of the total number of outstanding Shares and, thereafter, consummate a "short form" merger. Such transactions, if any, are not currently contemplated by the Letter Agreement and may be made with or without approval of the Board or any independent committee thereof. See "Special Factors--Purpose, Structure and Benefits of the Offer and the Merger" and "The Tender Offer--Section 9. The Merger."

    THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD"), BASED IN PART ON THE RECOMMENDATION OF THE SOLE DIRECTOR WHO WAS DEEMED INDEPENDENT FOR THE PURPOSE OF CONSIDERING THE TERMS OF THE OFFER AND THE MERGER (THE "INDEPENDENT DIRECTOR"), HAS DETERMINED THAT THE EQUITY TRANSACTIONS ARE FAIR TO THE COMPANY'S PUBLIC SHAREHOLDERS, HAS APPROVED THE EQUITY TRANSACTIONS, AND RECOMMENDS THAT EACH OF THE PUBLIC SHAREHOLDERS ACCEPT THE OFFER AND TENDER ALL OF THEIR SHARES PURSUANT TO THE OFFER.

    GLEACHER NATWEST INC. ("GLEACHER NATWEST"), THE INDEPENDENT DIRECTOR'S FINANCIAL ADVISOR, HAS DELIVERED TO THE INDEPENDENT DIRECTOR ITS WRITTEN OPINION, DATED OCTOBER 20, 1996, THAT THE OFFER PRICE TO BE RECEIVED BY THE PUBLIC SHAREHOLDERS IN THE OFFER AND THE MERGER IS FAIR TO SUCH SHAREHOLDERS FROM A FINANCIAL POINT OF VIEW. SEE ANNEX C. A COPY OF THE OPINION OF GLEACHER NATWEST IS CONTAINED IN HOLDINGS' AND RENCO'S TENDER OFFER STATEMENT ON SCHEDULE 14D-1 (THE "SCHEDULE 14D-1") AND RULE 13E-3 TRANSACTION STATEMENT ON SCHEDULE 13E-3 (THE "SCHEDULE 13E-3"), AND IN THE COMPANY'S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 (THE "SCHEDULE 14D-9" AND, TOGETHER WITH THE
SCHEDULE 14D-1 AND THE SCHEDULE 13E-3, THE "SCHEDULES"), ALL FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION") IN CONNECTION WITH THE OFFER, AND IS BEING FURNISHED TO THE COMPANY'S SHAREHOLDERS CONCURRENTLY HEREWITH.

    SUCH WRITTEN OPINION IS AVAILABLE FOR INSPECTION AND COPYING AT THE PRINCIPAL EXECUTIVE OFFICES OF THE COMPANY, LOCATED AT 1040 PINE AVENUE S.E., WARREN, OHIO 44483-6528 DURING ITS REGULAR BUSINESS HOURS BY ANY INTERESTED SHAREHOLDER OF THE COMPANY OR HIS REPRESENTATIVE WHO HAS BEEN SO DESIGNATED IN WRITING.

    THE INDEPENDENT DIRECTOR'S DETERMINATION THAT THE EQUITY TRANSACTIONS ARE FAIR TO THE PUBLIC SHAREHOLDERS IS BASED ON A VARIETY OF FACTORS AND CONSIDERATIONS. SEE "SPECIAL FACTORS--FAIRNESS OF THE EQUITY TRANSACTIONS."

    As of October 23, 1996, there were a total of 152 holders of Shares of record, and a total aggregate of 36,401,400 Shares were issued and outstanding, of which (i) 30,746,900, or 84.47%, were owned by Renco (and Mr. Rennert, as deemed beneficial owner of Renco's Shares through his direct and indirect ownership of 95.9% of the outstanding common stock of Renco) and (ii) an additional aggregate of 113,350, or 0.30%, were owned by all directors and executive officers of Renco and the Company (other than Mr. Rennert) as a group. The Shares owned by Renco and the directors and executive officers of Renco and the Company are not Public Shares and any such Shares tendered will not count toward satisfaction of the Public Acceptance Condition.

    In addition, (i) pursuant to the Company's 1994 Stock Plan for Key Employees (the "1994 Plan"), there are outstanding 56,000 Shares issued to officers and key employees of the Company and its subsidiaries, (ii) there are outstanding 58,000 Shares issued to certain officers of the Company in 1994 pursuant to restricted stock grants and (iii) there are outstanding 9,700 Shares issued pursuant to the Company's Stock Plan for Outside Directors, adopted April 5, 1994, as amended (the "Directors Plan"). Of these aggregate 123,700 Shares, approximately 33,700 Shares are Public Shares and all except approximately 2,000 Shares are subject to restrictions on sale, assignment and hypothecation, which restrictions the Company has released in connection with the Offer.

    Each of Renco's and the Company's directors and executive officers (other than Mr. Rennert), who own in the aggregate 113,350 Shares, has indicated their respective intentions to tender into the Offer and not withdraw therefrom all Shares owned by him on the date hereof or acquired by him prior to the Expiration Date, including such Shares which may be restricted as described above (and with respect to which the Company has released all restrictions which would prohibit such tender).

    Tendering shareholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 to the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Holdings will pay all charges and expenses of Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as the dealer manager (the "Dealer Manager"), American Stock Transfer & Trust Company, as the depositary (the "Depositary"), and Georgeson & Company Inc., as the information agent (the "Information Agent"), incurred in connection with the Offer. See "The Tender Offer--Section
13. Fees and Expenses."

                                SPECIAL FACTORS

BACKGROUND

    The assets and certain liabilities of the Company were acquired by the Company on August 31, 1988 from LTV Inc. and its subsidiaries ("LTV") in a transaction authorized by the Bankruptcy Court for the Southern District of New York having jurisdiction over the Chapter 11 proceeding of LTV.

    On December 29, 1992, the Company issued $125.0 million in principal amount of its 12 5/8% Senior Secured Notes Due March 1, 2002 (the "1992 Notes"), the net proceeds of which were used to repay borrowings under a credit facility provided by Congress Financial Corporation ("Congress") and Security Pacific Business Credit Inc.

    On December 14, 1993, Renco Steel, Inc. ("RSI"), a wholly-owned subsidiary of Renco, issued $250.0 million in principal amount of the Existing Notes (as defined). Of the proceeds therefrom, (i) approximately $154.5 million was used by the Company to repurchase all of the 1992 Notes at 120% of their principal amount plus accrued interest to the date of repurchase, (ii) $86.0 million was used by RSI to purchase all of the outstanding capital stock of the Company from Renco and (iii) the remaining approximately $9.5 million was used to pay fees and expenses in connection with the repurchase of the 1992 Notes and the offering of the Existing Notes. Immediately thereafter, RSI was merged with and into the Company and the Company assumed all of RSI's obligations under the Existing Notes.

    On July 20, 1994, the Company completed its initial public offering of 5,750,000 Shares at $10.00 per Share, and on July 14, 1994 the Company's shares of common stock began trading on the New York Stock Exchange ("NYSE") under the symbol "WRN." The aggregate net proceeds of the offering received by the Company were $51.9 million, of which $6.95 million was used to redeem certain outstanding preferred stock owned by Renco.

    On September 11, 1996, in connection with a regularly scheduled meeting with senior management, Mr. Rennert raised for consideration the possibility of entering into the Debt Transactions (as defined). In the course of such discussion, it was suggested that a going private transaction might be considered.

    On September 24, 1996, the Company announced (the "Initial Announcement") that it was considering financing alternatives, and that, at a meeting of the Board, Mr. Rennert had informed the Board that, in connection with certain refinancing proposals, Renco was considering making a proposal to the Board with respect to a "going private" transaction involving the Company in which Renco would ultimately own all of the outstanding Shares (the "Proposal"). In anticipation of formal receipt of the Proposal, the Board requested that its independent directors, Arthur W. Fried, William Schwartz and S. Daniel Abraham, analyze and assess the fairness of the "going private" component of the Proposal, including the Offer Price, and make a recommendation to the Board in connection therewith. The Board also authorized and approved the retention of financial advisors and special counsel by the independent directors. Shortly thereafter, the independent directors retained Gleacher NatWest as financial advisor and Shearman & Sterling as special counsel ("S&S"). Shortly thereafter, William Schwartz voluntarily removed himself as an independent director in light of his relationship as of counsel to Cadwalader, Wickersham & Taft, counsel to the Company ("CW&T").

    On October 9, 1996, Renco formally presented the Proposal to the Board, pursuant to which (i) Holdings would offer to purchase all outstanding Shares other than Shares owned by Renco for $10.00 per Share, (ii) upon consummation of the Offer, Renco would contribute all of its Shares to Holdings, and (iii) Holdings would be merged with and into the Company, with the Company surviving as the Surviving Corporation. The Proposal was subject to the conditions that sufficient Shares be tendered so that Renco and Holdings would together own not less than 90% of the outstanding Shares (the "Proposed Minimum Condition") and the success of the Debt Transactions. See "Special Factors--The Debt Transactions."

    On October 10, 1996, Mr. Fried met with representatives of Gleacher NatWest and S&S to discuss the Proposal and to discuss Gleacher NatWest's methodology in evaluating the Company in order to determine whether the Offer Price was fair to its Public Shareholders from a financial point of view.

    On October 10, 1996, the Company issued a press release announcing the receipt and terms of the Proposal.

    On October 11, 1996, one of the two independent directors, S. Daniel Abraham, announced his resignation from the Board, citing the amount of time required to serve on the Board which he had not anticipated. Later on the same date, Mr. Fried, the Independent Director, met with representatives of S&S to further discuss the Proposal and the resignation of Mr. Abraham.

    On October 15, 1996, Mr. Fried conducted a telephonic meeting with representatives of Gleacher NatWest, White & Case, special counsel to Gleacher NatWest ("W&C"), and S&S to discuss the current price per share being offered by Renco and other conditions of the Proposal, such as the Proposed Minimum Condition and the fact that the Equity Transactions were conditioned upon the consummation of the Debt Offering (as defined). Later on that date, representatives of S&S, Gleacher NatWest and W&C met with representatives of Renco and of the Company, including Bret W. Wise, Chief Financial Officer of the Company, CW&T and DLJ, the placement agent for the proposed Debt Offering, to discuss the Proposal, including the possibility of changing the Proposed Minimum Condition to the Public Acceptance Condition which was achievable only if a majority of the Public Shares were tendered in response to the Offer. In addition, a question was raised by Gleacher NatWest as to the necessity that the Equity Transactions be conditioned upon the consummation of the Debt Transactions.

    On October 16, 1996, Mr. Fried conducted a telephonic meeting with representatives of Gleacher NatWest, S&S and W&C to discuss proposed modifications to the Offer. These modifications included (i) raising the Offer Price to $10.50 per Share and (ii) changing the Proposed Minimum Condition to the

Public Acceptance Condition. Gleacher NatWest contacted DLJ with the proposed modifications and requested that they convey these modifications to Renco.

    On October 17, 1996, Mr. Fried was informed that Renco had declined to modify the terms of the Equity Transactions. Then, after a conversation with S&S and Gleacher NatWest, Mr. Fried contacted Mr. Rennert in an attempt to negotiate the proposed modifications with him directly. The result of these discussions was that, although Renco still declined to raise the Offer Price, Renco did agree (i) to change the Proposed Minimum Condition to the Public Acceptance Condition and (ii) that the Equity Transactions would not be conditioned upon the consummation of the Debt Transactions.

    On October 18, 1996, representatives of S&S and Gleacher NatWest met with the representatives of a Public Shareholder as a result of certain letters sent on behalf of such Public Shareholder to CW&T on October 11, 1996 and October 17, 1996. During this meeting, the Public Shareholder's representatives made known their views as to the fairness of the Equity Transactions.

    Also, on October 18, 1996, CW&T delivered to S&S a draft of the Letter Agreement, which set forth certain understandings of the parties thereto with respect to the conditions and other material terms relating to the Equity Transactions.

    On October 20, 1996, the Independent Director obtained reports from Gleacher NatWest and S&S, including the oral opinion of Gleacher NatWest as to the fairness of the Offer Price to be received by the Public Shareholders from a financial point of view, and after further analysis thereof, orally issued a report to the Board (the "Report") (i) finding that, as presented, overall the Equity Transactions were fair to the Public Shareholders, (ii) recommending that the Equity Transactions be authorized and approved by the Board and (iii) recommending that the Board recommend that the Public Shareholders accept the Offer and tender all of their Shares pursuant to the Offer, each of the foregoing subject to the execution of the Letter Agreement containing terms and conditions satisfactory to the Independent Director. At the October 20, 1996 Board meeting, the Independent Director asked Renco to confirm representations previously made that Renco was not in discussions with any third party with respect to a sale of the Company and had no current intention to effect such a sale. In response, Mr. Rennert confirmed such representations and, in addition, offered to amend the Proposal to include the Contingent Cash Consideration Rights.

    Based on the Report and the addition of the Contingent Cash Consideration Rights, the Board voted unanimously (with Mr. Rennert abstaining) on October 20, 1996 to authorize and approve the Equity Transactions and to recommend that the Public Shareholders accept the Offer and tender all of their Shares pursuant to the Offer, such recommendations subject to the execution of the Letter Agreement containing terms and conditions satisfactory to the Independent Director.

    During the period from October 20, 1996 to October 23, 1996, S&S and CW&T continued to negotiate the terms of and conditions to the Letter Agreement. On October 23, 1996, Mr. Fried, upon consultation with S&S, determined that the terms of and conditions to the Letter Agreement were satisfactory to him in his capacity as Independent Director, and Mr. Fried therefore recommended that the Company execute the Letter Agreement. On October 23, 1996, based on the recommendation of the Independent Director, Edward R. Caine, the Company's President, executed the Letter Agreement on behalf of the Company.

    On October 23, 1996, the Company announced that the Board approved the proposals of Renco that the Company effect the Equity Transactions and the Debt Transactions. On October 28, 1996, Holdings commenced the Offer.

REASONS FOR THE OFFER AND THE MERGER

    Renco has determined that a "going private" transaction would provide certain benefits to Renco and the Company, as well as the Public Shareholders. Foremost among these benefits is the opportunity provided to Public Shareholders to sell their Shares at a significant premium above the market price which existed at the time of the Initial Announcement. In addition, the Merger will eliminate the obligations of the Company to comply with the various reporting requirements under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in connection with the Shares, although the Company will agree to remain subject to the reporting requirements of the Exchange Act in connection with the New Notes (as defined). See "Special Factors--Fairness of the Equity Transactions" and "The Tender Offer--Section 6. Price Range of the Shares; Dividends on the Shares."

THE LETTER AGREEMENT

    On October 23, 1996, Renco and Holdings entered into the Letter Agreement with the Company setting forth the general terms and conditions of the Equity Transactions and the Contingent Cash Consideration Rights, as well as a summary description of the Debt Transactions and certain customary representations and warranties. In the Letter Agreement, the parties agreed, among other matters, that (a) the Offer would commence as promptly as practicable after the date of the Letter Agreement, (b) the Offer would be conditioned on the Public Acceptance Condition being satisfied, (c) the Offer would not be conditioned upon Renco or Holdings obtaining any future financing and (d) so long as the foregoing conditions are satisfied, neither Renco nor Holdings would extend the expiration of the Offer, except to the extent necessary to consummate the Equity Transactions and the Debt Transactions simultaneously (but in no event for more than fifteen business days) or as required by applicable law. In addition, the parties agreed that the foregoing conditions would not be waived or altered by Renco or Holdings unless expressly agreed to in writing by the Board after consultation with the Independent Director.

    Under the Letter Agreement, Renco agreed to contribute its Shares to Holdings and Holdings agreed to effect the Merger within five business days after the consummation of the Offer. Renco and Holdings agreed that if the Offer is consummated, Renco and Holdings will cause the Merger to be consummated, subject only to the condition that there be no injunction entered by any court of competent jurisdiction or any other governmental authority. The parties further agreed that the Equity Transactions are not contingent upon the success of the Debt Transactions, but the Debt Transactions are expressly contingent upon the success of the Equity Transactions. See Annex D.

PURPOSE, STRUCTURE AND BENEFITS OF THE OFFER AND THE MERGER

    The purpose of the Offer and the Merger is for Renco, through Holdings, to acquire, directly or indirectly, all of the outstanding Shares not currently owned by Renco. See "Special Factors--Background" and "--Reasons for the Offer and the Merger."

    Renco, through Holdings, is making the Offer in order to acquire all of the outstanding Shares not owned by it directly or indirectly while at the same time affording all Public Shareholders an equal opportunity to sell their Shares at a price which is in excess of the market price of the Shares on the last full trading day preceding the date of the Initial Announcement. See "Special Factors--Fairness of the Equity Transactions" and "The Tender Offer--Section 6. Price Range of the Shares; Dividends on the Shares." If the Public Acceptance Condition and other conditions are satisfied, Renco intends to contribute the Shares owned by it to Holdings and to seek to effect the Merger, pursuant to which each then outstanding Share (other than Shares owned by Holdings or Renco or Shares held in the treasury of the Company, which shall be cancelled, and other than Shares held by shareholders who have validly exercised dissenters' rights under the OGCL) will be converted into the right to receive the Offer Consideration, without interest. If Renco and Holdings together were to own 90% or more of the total number of outstanding Shares, the "short-form" merger provisions of the OGCL would permit the Merger to occur without the vote or consent of the Company's shareholders.

    The requirements of the OGCL and the Company's articles of incorporation and code of regulations must be satisfied to effect a merger of Holdings and the Company. Under the OGCL, unless a merger of

Holdings and the Company is consummated pursuant to the "short-form" merger provisions described above, a merger of Holdings and the Company must be approved by the affirmative vote of the holders of two-thirds of the outstanding Shares. The Company's articles of incorporation and code of regulations do not
(i) require that more than two-thirds of the holders of outstanding Shares approve a merger or (ii) prohibit an owner of 90% of the Shares from effecting a "short-form" merger.

    If the Offer is not consummated because the Public Acceptance Condition or any other condition to the Offer (see "The Tender Offer--Section 11. Certain Conditions to the Offer") is not satisfied and Renco and Holdings together continue to own less than 90% of the total number of outstanding Shares, Renco and Holdings would not be able to effect a "short form" merger of Holdings and the Company. In such case, Renco and/or Holdings may, subject to numerous factors, including the availability of Shares at prices acceptable to Renco and/or Holdings, the business condition and prospects of the Company, other investment opportunities available to Renco and general economic and market conditions, acquire additional Shares through privately negotiated or open market purchases, subject to subsequent tender or exchange offers or by any other means Renco and/or Holdings deem advisable on such terms and at such prices as they determine (which may be more or less than the Offer Price) to bring the ownership of Renco and Holdings together to at least 90% of the total number of outstanding Shares and, thereafter, consummate a "short form" merger. Such transactions, if any, are not currently contemplated by the Letter Agreement and may be made with or without approval of the Board or any independent committee thereof. See "The Tender Offer--Section 9. The Merger."

    If the Merger is consummated, Public Shareholders of the Company will have certain rights under the OGCL to seek judicially determined fair value for their Shares, exclusive of any element of value arising from the expectation or accomplishment of the Merger; and each then outstanding Share (other than Shares owned by Holdings or Renco or Shares held in the treasury of the Company, which shall be cancelled, and other than Shares held by shareholders who have validly exercised dissenters' rights under the OGCL) will be converted into the right to receive the Offer Consideration. Under the OGCL, dissenting shareholders who comply with the requisite statutory procedures and who fail to reach an agreement with the Surviving Corporation as to the fair cash value of the Shares will be entitled to a determination and payment of the fair value of their Shares in accordance with the OGCL. Any statutory determination of the fair value of the Shares could be more or less than the Offer Price and could be based upon considerations other than, or in addition to, the price paid in the Offer or the Merger (and in any subsequent purchases), the market value of the Shares or the Company's asset value and earning capacity. See Annex B for the procedures required for exercising dissenters' rights in connection with the Merger. Although holders of Shares will have certain dissenters' rights in connection with the Merger, there are no dissenters' rights in connection with the Offer.

    If the Merger is consummated, Renco's common equity interest, directly or indirectly, in the Company would increase to 100%, and Renco would be entitled to all benefits resulting from that interest. These benefits include complete management and investment discretion with regard to the future conduct of the Company's business, all income generated by the Company and any future increase in the Company's value. Similarly, Renco will also bear all the risk of any losses incurred in the operation of the Company and any decrease in the value of the Company, including losses as a result of any pending or future litigation against the Company.

    Shareholders of the Company who sell their Shares in the Offer will cease to have any equity interest in the Company and to participate in its earnings and any future growth. If a merger of Holdings and the Company is consummated, the rights of all Public Shareholders as shareholders of the Company will be terminated and these holders will not participate in the earnings or growth of the Company after such merger. Similarly, Public Shareholders will not bear the risk of any decrease in the value of the Company after selling their Shares in the Offer or after a merger of Holdings and the Company.

    The primary benefit of the Equity Transactions to the holders of Shares is that they are being afforded an opportunity to sell all of their Shares at a price which is 73.9% over the closing market price ($5.75) of the Shares on September 23, 1996, the last full trading day preceding the date of the Initial Announcement of the Proposal. See "Special Factors--Background," "--Reasons for the Offer and the Merger" and "-- Fairness of the Equity Transactions" and "The Tender Offer--Section 6. Price Range of the Shares; Dividends on the Shares."

CONTINGENT CASH CONSIDERATION RIGHTS

    In addition to the Offer Price, Public Shareholders who have tendered and had accepted for purchase their Shares pursuant to the Offer or whose Shares are extinguished and who receive the Offer Price per Share pursuant to the Merger, shall also be entitled to the right to receive, per Share, without interest, a PRO RATA portion, equal to a fraction, the numerator of which is one and the denominator of which is the total number of Shares outstanding immediately prior to consummation of the Equity Transactions, of the Sale Proceeds Amounts (as defined) (the "Contingent Cash Consideration Rights").

    As used herein, "Sale Proceeds Amounts" shall mean, in the aggregate: (A) all amounts actually received by Renco or any affiliate thereof holding the stock of WCI in connection with a (i) merger of the Company with another entity in which the surviving corporation is not directly or indirectly controlled by Renco or any of its affiliates, (ii) sale by the Company of all or substantially all of its assets, or (iii) direct or indirect sale, through one or more transactions, by Renco and/or an entity controlled by Renco of a majority of the issued and outstanding capital stock of the Company (any of (i), (ii) or (iii), a "Control Event"), provided (X) such Control Event is consummated or with respect to which a definitive commitment has been entered into by the Company or Renco, as the case may be, within 12 months from the date of consummation of the Merger, and (Y) the proceeds from such Control Event have been actually received by the Company or Renco, as the case may be; less the aggregate of (B) (i) the Offer Price multiplied by the total number of Shares issued and outstanding immediately prior to consummation of the Offer, and (ii) all fees, costs, expenses and disbursements, legal, financial or otherwise, incurred by the Company, Renco and/or their affiliates in connection with such Control Event. In the event that the Sale Proceeds Amounts include any consideration other than cash, the value of such non-cash consideration shall be determined as follows:
(A) securities which are traded on a national securities exchange or inter-dealer quotation system shall have as the value per unit of such security, the closing price of such unit as quoted on such exchange or system on the last trading day before the date of consummation or agreement, as the case may be, with respect to the Control Event, and (B) all other securities and any tangible or intangible real or personal property shall have the value as determined in good faith by the Board of Directors of the Company. For purposes hereof, "control" (including the term "controlled by") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

    Renco has no current or future plans, nor does it intend to cause, facilitate, enter into discussions or entertain any proposal with respect to, a Control Event. Renco has no obligation, and does not intend to incur or enter into any obligation, to use any efforts to engage in or consummate a Control Event, at any time or at any price, and neither Renco nor its affiliates, nor any of their respective directors, officers or employees shall be required to
(i) solicit or consider any potential transaction which will or may involve or result in a Control Event, or (ii) take any action, or refrain from taking any action, of any kind or nature in order to affect the price, if any, paid to Renco or the Company in connection with a Control Event.

    The Contingent Cash Consideration Rights shall not be evidenced by a certificate or instrument and may not be assigned, pledged, hypothecated or otherwise transferred by the holders thereof (except by will or by operation of the laws of descent and distribution after the death of the natural holder thereof). In addition, the Contingent Cash Consideration Rights will not confer upon the holders thereof any actual or contingent voting rights with respect to, or rights to receive dividends from, Renco, the Company or any of their affiliates.

    NOTWITHSTANDING THE FOREGOING, RENCO SHALL ONLY BE OBLIGATED TO MAKE PAYMENTS IN RESPECT OF THE CONTINGENT CASH CONSIDERATION RIGHTS IF AND TO THE EXTENT THAT IT, THE COMPANY, OR ANY OF THEIR RESPECTIVE AFFILIATES, AS THE CASE MAY BE, HAS ACTUALLY RECEIVED SALE PROCEEDS AMOUNTS IN CONNECTION WITH A CONTROL EVENT.

THE DEBT TRANSACTIONS

    On October 23, 1996, the Company commenced an offer (the "Debt Tender Offer") to purchase for cash up to all, but not less than a majority, of the $206.4 million aggregate principal amount outstanding of its 10 1/2% Senior Notes Due 2002 (the "Existing Notes") and a related solicitation (the "Consent Solicitation") of consents to delete or modify certain terms of the indenture related to the Existing Notes (the "Existing Notes Indenture"). The purchase price to be paid in respect of validly tendered and not withdrawn Existing Notes and the related consents is 111.5% of their principal amount plus accrued and unpaid interest up to, but not including, the date of purchase. Subject to consummation of the Debt Tender Offer and the Consent Solicitation (I.E., receipt by the Company of consents representing at least a majority in aggregate principal amount of the Existing Notes outstanding), the Company will commence an offering (the "Debt Offering") pursuant to Rule 144A under the Securities Act of 1933, as amended (the "Securities Act"), of $300 million principal amount of new Senior Secured Notes due 2006 (the "New Notes"). CONSUMMATION OF EACH OF THE DEBT OFFERING, THE DEBT TENDER OFFER AND THE CONSENT SOLICITATION IS CONDITIONED UPON CONSUMMATION OF THE OTHERS, AND UPON CONSUMMATION OF THE OFFER; HOWEVER, ALTHOUGH RENCO AND THE COMPANY INTEND TO CONSUMMATE THE DEBT TRANSACTIONS (AS DEFINED) SIMULTANEOUSLY WITH THE EQUITY TRANSACTIONS, CONSUMMATION OF THE OFFER IS NOT CONDITIONED UPON CONSUMMATION OF THE DEBT TRANSACTIONS. SEE "THE TENDER OFFER--SECTION 11. CERTAIN CONDITIONS TO THE OFFER." The Debt Tender Offer, the Consent Solicitation and the Debt Offering are collectively referred to herein as the "Debt Transactions," and, with the Equity Transactions, the "Transactions."

PLANS FOR THE COMPANY AFTER THE TRANSACTIONS

    Renco currently intends that after the Transactions, the Company will continue to be operated substantially as it is currently being operated by its existing management, and Renco plans to maintain the continuity of the Company's management. Renco does not contemplate any changes in the Company's Board of Directors prior to the consummation of a merger of Holdings and the Company. Renco believes that the Company's business fits well with Renco's current business and operations. Renco may, however, decide to make changes in the operations and management of the Company in the future. Upon consummation of the Debt Transactions, the Company plans to authorize and declare a dividend to Renco of approximately $108.0 million, and in connection therewith, the Company will also make certain contractual compensation payments to certain executive officers of the Company in an aggregate amount of approximately $13.2 million. In addition, the Company expects to make payments to two retired executive officers of the Company within 90 days of completion of the Transactions, in an aggregate amount estimated to be approximately $7.3 million, in settlement of certain net worth appreciation agreements to which the Company and each such executive officer is a party.

    Except for a merger of Holdings and the Company and except as otherwise described in this Offer to Purchase, none of the Company, Renco or Holdings has any present plans or proposals which relate to or would result in an extraordinary corporate transaction, such as a merger, reorganization, liquidation, relocation of any operations of the Company or sale or transfer of any material amount of assets involving the Company or any of its subsidiaries, or any changes in the Company's capitalization or dividend policy or any other changes in the Company's corporate structure or the composition of its management.

FAIRNESS OF THE EQUITY TRANSACTIONS

    At a meeting held on October 20, 1996, the Independent Director stated his conclusion that the Equity Transactions are fair to the Public Shareholders and recommended that the Board (i) approve the Equity Transactions and (ii) recommend that the Public Shareholders accept the Offer and tender all of their Shares pursuant to the Offer. At a meeting held immediately thereafter, at which all of the members of the Board of the Company were present, based on the recommendation of the Independent Director, the Board (with Mr. Rennert abstaining ) unanimously (i) determined that the Equity Transactions are fair to the Public Shareholders and (ii) recommended that each of the Public Shareholders accept the Offer and tender all of their Shares pursuant to the Offer. See "Introduction" and "Special Factors-- Background."

    THE INDEPENDENT DIRECTOR. In determining that the Equity Transactions are fair to the Public Shareholders and in recommending to the Board that it (i) approve the Equity Transactions and (ii) recommend that the Public Shareholders accept the Offer and tender all of their Shares pursuant to the Offer, the Independent Director considered the following factors, each of which, in the Independent Director's view, supported his determination to recommend the Equity
Transactions:

        (i) the opinion of Gleacher NatWest, delivered orally to the Independent Director on October 20, 1996, and subsequently confirmed in writing as to the fairness of the Offer Price to be received by the Public Shareholders from a financial point of view, and the analyses presented to the Independent Director by Gleacher NatWest in support of its opinion (see "Special Factors--Opinion of Gleacher NatWest; Summary of Financial Analysis");

        (ii) the condition to the consummation of the Offer (which is not otherwise required by the OGCL or the Company's articles of incorporation or Code of Regulations) that a majority of the Public Shares be tendered;

        (iii) the limited number of conditions to the obligations of Renco and Holdings under the Equity Transactions, and the fact that the Offer is not subject to or conditioned upon the consummation of the Debt Transactions or any other financing;

        (iv) the Company's financial information and historical financial performance, as well as the informed judgment of the Independent Director, after consideration of the financial analyses presented to the Independent Director by Gleacher NatWest, in assessing whether or not the Offer was fair to the Public Shareholders. In particular, the Independent Director considered the impact of the 1995 labor contract dispute and resulting work stoppage on the Company's historical financial performance in comparison to the management estimate of the Company's historical financial performance, excluding the impact of the 1995 labor contract dispute and resulting work stoppage;

        (v) the statistics reviewed by the Independent Director showing the daily trading volume and closing price for the Shares during the period from July 14, 1994 through and including October 16, 1996 demonstrated the historical illiquidity of the Shares. The Independent Director viewed the Offer as giving the Public Shareholders, particularly those holding a large number of Shares, an opportunity to immediately realize value for their Shares at a fixed price;

        (vi) trading information reviewed by the Independent Director relating to the Shares since the Company's initial public offering on July 14, 1994, which showed that the trading prices for the Shares since that time had generally been at a significant discount to the Offer Price. Further, the Independent Director reviewed the historic trading prices for the Shares in comparison with the performance of (A) the S&P 400 and (B) a composite index of selected publicly traded companies with operating characteristics and/or industry focus that Gleacher NatWest believes resemble those of the Company during the same period;

        (vii) the history of the negotiations with respect to the Equity Transactions that, among other things, led to the belief of the Independent Director that $10.00 per Public Share was the best price that could be obtained from Renco and that the Public Shareholders should be given the opportunity to determine whether or not they wished to sell their Shares at that price;

        (viii) the Offer Price represents a premium of approximately 73.9% over the closing price of $5.75 per Share on September 23, 1996 (the date preceding the day of the Initial Announcement) and a premium of approximately 97.6% over the reported average closing price of the Shares during the 52 week period ending on the last full trading day before the Initial Announcement;

        (ix) (A) the representation of Renco that it is not in discussions with any third party with respect to, and has no current intention to sell control or cause the sale of, the Company or all or substantially all of its assets (as a result of which the Independent Director did not, and did not instruct Gleacher NatWest to, solicit third party bids for the Company) and
    (B) the agreement of Renco to pay to the Public Shareholders the pro rata share of any net proceeds in excess of $10.00 per share should any such transaction occur within twelve months of the consummation of the Equity Transactions; in this regard, because of the representation of Renco described in (A) above, the Independent Director attributed no monetary value to the rights described in (B) above; and

        (x) the availability of dissenters' rights under the OGCL to dissenting Public Shareholders in the Equity Transactions.

    In light of the number and variety of factors the Independent Director considered in connection with his evaluation of the Equity Transactions, the Independent Director did not find it practicable to assign relative weights to the foregoing factors. However, the Independent Director considered particularly influential to his conclusion the factors described in clauses (i), (ii), (iii),
(iv) and (viii) above.

    Although the Independent Director did consider historical trading prices of the Shares, the Independent Director did not consider trading prices of the Shares for the period following the Initial Announcement because he believed that such prices reflected anticipation of the possible purchase of the Public Shares by Renco. The Independent Director did consider the going concern value of the Company as reflected in Gleacher NatWest's discounted cash flow analysis. (see "Special Factors--Opinion of Gleacher NatWest; Summary of Financial Analysis"). The Independent Director reviewed Gleacher NatWest's leveraged recapitalization analysis and considered whether the Public Shareholders would be better off retaining their Shares and receiving dividends from the Company (as described in "Special Factors--Plans for the Company after the Transactions") rather than accepting the Offer and tendering their Shares.

    The Independent Director consulted with Gleacher NatWest during the course of his work with respect to the financial analyses performed by Gleacher NatWest. The Independent Director believes that Gleacher NatWest's analysis was reasonable.

    The Independent Director believes that the Equity Transactions are procedurally fair because: (i) the Independent Director is a disinterested director appointed to represent the interests of, and to negotiate on an arm's length basis with Renco on behalf of, the Public Shareholders; (ii) the Independent Director retained and was advised by independent legal counsel;
(iii) the Independent Director retained Gleacher NatWest as independent financial advisor to assist him in evaluating the Proposal; (iv) the Equity Transactions will be contingent upon a majority of the Public Shares being tendered; (v) the consummation of the Equity Transactions will not be predicated on the successful completion of the Debt Transactions or any other financing; and (vi) Renco will pay to the Public Shareholders their pro rata share of the net proceeds in excess of $10.00 per share should any sale of control of the Company occur within twelve months of the consummation of the Equity Transactions. In addition, the Independent Director believes that the Equity Transactions are procedurally fair because the Offer Price and the other terms and conditions of the Equity Transactions were the result of active arm's length bargaining between the Independent Director and Renco.

    RENCO. Renco has not had any involvement in the Independent Director's evaluation of the fairness of the Equity Transactions to the Public Shareholders (other than providing information to Gleacher NatWest through its advisors) and did not undertake any formal evaluation of its own as to such fairness. However, Renco considered, among other things, (i) historical market prices for the Shares, including the initial public offering price (and the fact that the Offer Price is substantially more than the trading prices of the Shares prior to the Initial Announcement), (ii) valuations of other selected companies, and (iii) the range of premiums paid in selected going private transactions during the last two years. Renco also considered the fact that the Independent Director had received the written opinion of Gleacher NatWest addressed to the Independent Director to the effect that, as of the date thereof, the consideration of $10.00 per Share to be received by the Public Shareholders in the Equity Transactions are fair to the Public Shareholders from a financial point of view and the fact that Renco determined such price on an arm's length basis with the Independent Director, assisted by Gleacher NatWest and S&S. Renco believes that these factors, when considered together, provide a reasonable basis for Renco to believe, as it does, that the Equity Transactions are fair to the Public Shareholders.

OPINION OF GLEACHER NATWEST; SUMMARY OF FINANCIAL ANALYSIS

    GLEACHER NATWEST. Upon being advised of Renco's proposals in respect of the transactions, the Independent Director retained Gleacher NatWest pursuant to an engagement letter dated September 27, 1996 (the "Engagement Letter") to (i) review and analyze the financial aspects of the Equity Transactions; (ii) analyze the Company from a financial standpoint; (iii) if requested, assist the Independent Director in negotiations; (iv) assist the Independent Director in evaluating the Equity Transactions; and (v) if requested, render an opinion to the Independent Director as to the fairness, from a financial point of view, of the Equity Transactions to holders of Shares (other than Renco, Mr. Rennert and their respective affiliates). The Independent Director retained Gleacher NatWest because of Gleacher NatWest's reputation as an internationally recognized investment banking firm that regularly engages in the valuation of businesses and their securities in connection with mergers and acquisitions.

    THE FOLLOWING IS A SUMMARY OF THE WRITTEN OPINION OF GLEACHER NATWEST TO THE INDEPENDENT DIRECTOR. THE FULL TEXT OF GLEACHER NATWEST'S OPINION, WHICH SETS FORTH, AMONG OTHER THINGS, ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED, AND LIMITATIONS ON THE REVIEW UNDERTAKEN, IS ATTACHED HERETO AS ANNEX C AND IS INCORPORATED HEREIN BY REFERENCE. HOLDERS OF SHARES ARE URGED TO READ THE GLEACHER NATWEST OPINION CAREFULLY AND IN ITS ENTIRETY. A COPY OF GLEACHER NATWEST'S OCTOBER 20, 1996 WRITTEN PRESENTATION TO THE INDEPENDENT DIRECTOR (THE "PRESENTATION") HAS BEEN FILED AS AN EXHIBIT TO EACH OF THE SCHEDULES AND IS INCORPORATED HEREIN BY REFERENCE. THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXTS OF THE WRITTEN OPINION AND THE PRESENTATION.

    GLEACHER NATWEST'S OPINION IS ADDRESSED TO THE INDEPENDENT DIRECTOR AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY HOLDER OF SHARES WHETHER TO TENDER SHARES PURSUANT TO THE OFFER.

    On October 20, 1996, Gleacher NatWest delivered its written presentation to the Independent Director and subsequently to the Board. In each case, Gleacher NatWest also reviewed the information referred to below which underlies Gleacher NatWest's financial analysis and its opinion, and, based on the analysis referred to below, delivered its oral opinion (subsequently confirmed in its written opinion, dated October 20, 1996) that, as of the date of such opinion, the cash consideration to be received by the holders of Shares (other than Renco, Mr. Rennert and their respective affiliates) is fair from a financial point of view to such shareholders.

    Gleacher NatWest did not make or seek to obtain any appraisals of the Company's assets in connection with its financial analysis of the Company. No limitations were imposed by the Independent Director, the Company or Renco on Gleacher NatWest with respect to the information reviewed or the procedures followed by Gleacher NatWest in rendering its opinion. The Company and its management cooperated fully with Gleacher NatWest in connection with its investigations. As set forth in its written opinion, Gleacher NatWest assumed and relied upon, without assuming responsibility for independent verification, the accuracy and completeness of the information reviewed by Gleacher NatWest for purposes of its opinion. With respect to the financial projections provided to Gleacher NatWest by the Company, Gleacher NatWest assumed that such projections were reasonably prepared and reflected the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Gleacher NatWest also assumed, based on the information provided to Gleacher NatWest and without assuming responsibility for the independent verification thereof, that no material undisclosed or contingent liability exists with respect to the Company. Gleacher Natwest's opinion is necessarily based on the economic, market, and other conditions as in effect, and the information available to Gleacher NatWest, on October 20, 1996. Gleacher NatWest was not requested to, and did not, solicit third party indications of interest in acquiring all or part of the Company. Additionally, Gleacher NatWest was informed by Renco, and in giving its opinion has relied on such information, that Renco has no present intention to sell the Company after consummating the Equity Transactions and that, in the event that Renco does sell the Company within twelve months of the consummation of the Transactions, then the holders of Shares (other than Renco, Mr. Rennert and their respective affiliates) will be entitled to participate ratably in the amount realized by Renco from such sale, to the extent that such amount exceeds $10.00 per Share.

    In conducting its analysis and arriving at its opinion, Gleacher NatWest:
(a) reviewed the audited and unaudited financial statements for the three most recent fiscal years and interim periods of the Company; (b) discussed the past and current operations, financial condition and prospects of the Company with its management and with Renco's advisors; (c) reviewed with management certain business plans of the Company and certain financial projections prepared by, and pertaining to, the Company; (d) reviewed the terms of the Equity Transactions with the Company and Renco's advisors; (e) reviewed the historical market prices and reported trading volumes of the Shares; (f) compared the price per Share offered in the Equity Transactions to historical market prices of the Shares;
(g) compared the financial performance of the Company with, and reviewed the prices and reported trading activity of the securities of, selected publicly traded companies whose operating characteristics and/or industry focus Gleacher NatWest believes resemble those of the Company; (h) reviewed the financial terms of selected "minority squeeze-out" transactions of publicly traded companies;
(i) reviewed the financial terms of selected acquisitions of companies with operating characteristics and/or industry focus that Gleacher NatWest believes resemble those of the Company; (j) performed a discounted cash flow analysis of the Company based upon the financial information provided to Gleacher NatWest by management of the Company; (k) performed a leveraged recapitalization analysis of the Company based upon financial information provided to Gleacher NatWest by the management of the Company and Renco's advisors; and (l) reviewed such other information and performed such other analyses as Gleacher NatWest deemed appropriate.

    In preparing its opinion for the Independent Director, Gleacher NatWest performed a variety of financial and comparative analyses and considered a variety of factors, as described below. The summary of such analyses does not purport to be a complete description of the analyses underlying Gleacher NatWest's opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances, and, therefore, such an opinion is not readily susceptible to summary description.

    In arriving at its opinion, Gleacher NatWest did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Gleacher NatWest believes that its analyses must be considered as a whole and that selecting portions of its analyses or portions of the factors considered by it, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and its opinion. In its analyses, Gleacher NatWest made numerous assumptions with respect to the Company, industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the control of the Company. No company, transaction or business used in such analyses as a comparison is identical to the Company or the Equity Transactions, nor is an evaluation of the results of such analyses entirely mathematical; rather, it involves complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, because such estimates are inherently subject to substantial uncertainty, none of the Company, Gleacher NatWest or any other person assumes responsibility for their accuracy.

    The following is a summary of the material analyses performed by Gleacher NatWest.

    PREMIUMS PAID ANALYSIS. Gleacher NatWest reviewed a range of selected historical market prices of the Shares and calculated the premiums reflected in the Offer Price, as well as a range of hypothetical offering prices. Based on this range of hypothetical offering prices, Gleacher NatWest also calculated the range of multiples of the Company's historical and projected net sales; earnings before interest, taxes, depreciation and amortization ("EBITDA"); earnings before interest and taxes ("EBIT"); and earnings per share ("EPS"). In each case, Gleacher NatWest calculated the relevant multiples based on the Company's historical and projected financial information (i) on an actual basis and (ii) as adjusted by management of the Company to eliminate the effects of a 54-day work stoppage that affected the Company's results in the fourth quarter of fiscal 1995 and the first two quarters of fiscal 1996 ("As Adjusted"). In reviewing this analysis, Gleacher NatWest advised the Independent Director that the Offer Price represented premiums of 73.9%, 86.0% and 95.1% over the market price of the Shares one day, one week and four weeks, respectively, prior to the Initial Announcement and a premium of 70.2% over the highest market price of the Shares in the 52-week period immediately preceding the Initial Announcement.

    ANALYSIS OF SELECTED PUBLICLY TRADED COMPANIES. Gleacher NatWest reviewed and compared certain financial, operating and stock market information of the Company to selected publicly traded companies whose operating characteristics and/or industry focus Gleacher NatWest believes resemble those of the Company. These companies included: Acme Metals, Inc.; AK Steel Holdings Corp.; Armco Inc.; Bethlehem Steel Corp.; Dofasco Inc.; Geneva Steel Co. (Class A Common Stock); Inland Steel Industries Inc.; LTV Corp.; National Steel Corp. (Class B Common Stock); Rouge Steel Co.; USX Corp.--U.S. Steel Group; Weirton Steel Corporation; and WHX Corp. (collectively, the "Selected Companies"). Gleacher NatWest created a range of market multiples for the Selected Companies by dividing the aggregate value (total common shares outstanding multiplied by the closing market price per share on October 16, 1996 plus latest reported total debt, preferred stock and minority interest minus latest reported cash and cash equivalents) ("Aggregate Value") of each of the Selected Companies by such company's net sales, EBITDA and EBIT for the latest four fiscal quarters as reported in publicly available information and by dividing the closing market price per share on October 16, 1996 by EPS for the latest four fiscal quarters as reported in publicly available information ("LTM EPS") and as projected for the 1996 and 1997 calendar years, as represented by the mean estimate reported by publicly available sources. This analysis indicated that the relevant ranges of multiples derived from the Selected Companies were (i) net sales: 0.15x to 0.97x; (ii) EBITDA: 1.5x to 9.9x; (iii) EBIT: 4.0x to 22.3x; (iv) LTM EPS: 7.6x to 21.0x; (v) 1996 EPS: 7.7x
to 19.5x and (vi) 1997 EPS: 7.9x to 19.0x. Gleacher NatWest determined that the median multiples of net sales, EBITDA and EBIT for the Selected Companies for the immediately preceding four fiscal quarters, were 0.40x, 4.7x and 8.3x, respectively, and that the median multiples of LTM EPS, 1996 EPS and 1997 EPS were 10.3x, 12.7x and 11.8x, respectively. Gleacher NatWest compared the above-mentioned ranges and median multiples of the Selected Companies to the Company's market multiples (based on the $5.75 per Share closing market price one day prior to the Initial Announcement) on an actual basis and As Adjusted. The Company's As Adjusted multiples of net sales, EBITDA, and EBIT for the immediately preceding four fiscal quarters were 0.39x, 2.8x and 3.8x, respectively, and the Company's As Adjusted multiples of LTM EPS, 1996 EPS and 1997 EPS were 6.8x, 7.0x and 7.1x, respectively. Gleacher NatWest then calculated imputed valuation ranges of the Company by applying the As Adjusted results of the Company to the median multiples derived from its analysis of the Selected Companies. This analysis resulted in a range of values of the Company of $5.93 to $14.49 per Share. In reviewing the operations of the Selected Companies, Gleacher NatWest determined that no company was directly comparable to the Company. After examining the ranges of multiples produced by an analysis of the Selected Companies, discussing the operations of the Company with management and Renco's advisors and reviewing other relevant data concerning the Company versus the Selected Companies (including sales, relative size, profitability and growth prospects) and the historic trading pattern of the Shares. Gleacher NatWest concluded that on a fully-distributed basis, the shares would most likely trade at a discount to the values implied by the median multiples of the Selected Companies.

    ANALYSIS OF SELECTED MINORITY SQUEEZE-OUT TRANSACTIONS. Gleacher NatWest presented an analysis of the purchase prices paid in connection with selected minority squeeze-out transactions which occurred since January 1990 (the "Squeeze-Out Transactions"). Gleacher NatWest calculated the premium per share paid by the acquiror in each of the Squeeze-Out Transactions as a percentage of the stock price of the acquired company one day, one week and four weeks prior to the original announcement of the Squeeze-Out Transaction. Gleacher NatWest conducted its analysis both for all Squeeze-Out Transactions ("All Squeeze-Out Transactions") and for only those Squeeze-Out Transactions in which the acquiror already owned in excess of 75% of the issued and outstanding capital stock immediately prior to the original announcement of the transaction ("the 75% Squeeze-Out Transactions"). This analysis indicated that the relevant ranges of premiums were (i) one day: (8.7)% to 66.7%; (ii) one week: 4.2% to 90.0%; and
(iii) four weeks: (2.6)% to 88.6%. Restricting the analysis to 75% Squeeze-Out Transactions did not materially affect these ranges. Gleacher NatWest calculated that the median premium as a percentage of the stock price of the acquired company one day, one week and four weeks prior to the original announcement of the Squeeze-Out Transactions was 24.1%, 26.0% and 32.2%, respectively, for All Squeeze-Out Transactions and 25.7%, 31.8% and 33.0%, respectively, for 75% Squeeze-Out Transactions. Gleacher NatWest compared the above-mentioned ranges and median premiums of the Squeeze-Out Transactions to the premiums implied by the Offer Price over the closing market price of the Shares one day, one week and four weeks prior to the Initial Announcement. The Offer Price implied premiums of 73.9%, 86.0% and 95.1%, respectively, over the closing market price of the Shares one day, one week and four weeks prior to the Initial Announcement. Gleacher NatWest then calculated the imputed valuation range of the Company by applying the median premiums derived from its analysis of both All Squeeze-Out Transactions and the 75% Squeeze-Out Transactions to the closing market price of the Shares on the appropriate date. This analysis resulted in a range of values of the Company of $6.77 to $7.23 per Share.

    ANALYSIS OF SELECTED MERGERS & ACQUISITIONS TRANSACTIONS. Gleacher NatWest analyzed the purchase prices and multiples paid or proposed to be paid in selected merger and acquisition transactions which occurred since January 1990 using publicly available information, including CasTech Aluminum Group Inc./Commonwealth Aluminum; Bliss & Loughlin Industries Inc./BRW Steel Corp; Cressona Aluminum Co./Alumax Inc.; Doehler- Jarvis Inc./Harvard Industries Inc.; William R. Hubbell Steel Corp./Gibraltar Steel Corp.; American Steel & Wire Corp./Birmingham Steel Corp.; Athlone Industries Inc./Allegheny Ludlum Corp.; FLS Holdings Inc./Kyoei Steel Ltd.; Washington Steel Corp./Lukens, Inc.; Cyclops Industries Inc./Armco Inc.; and Copperweld Corp./Imetal S.A. (the "Selected Acquisitions"). Gleacher NatWest selected transactions in which it believed that the acquired company had operating characteristics and/or an industry focus which resembled those of the Company. Gleacher NatWest calculated the Aggregate Value, based on the purchase price, as a multiple of net sales, EBITDA and EBIT for each acquired company for the four fiscal quarters immediately preceding the announcement of the transaction and the per share purchase price as a multiple of EPS for the acquired company for the four fiscal quarters immediately preceding the announcement of the transaction. This analysis indicated that the ranges of multiples derived from the Selected Acquisitions were (i) net sales: 0.27x to 0.97x; (ii) EBITDA: 4.1x to 9.1x; (iii) EBIT: 4.8x to 15.7x; and (iv) EPS: 7.2x to 25.5x. The median multiples of net sales, EBITDA, EBIT and EPS were 0.65x, 6.9x, 10.2x and 13.3x, respectively. Based on the Offer Price, the Company's multiples of net sales, EBITDA, EBIT and EPS (on an As Adjusted basis) were 0.62x, 4.5x, 6.0x and 11.8x, respectively. Gleacher NatWest then calculated the imputed valuation ranges of the Company by applying the As Adjusted results for the preceding four fiscal quarters of the Company to the median multiples derived from its analysis of the Selected Acquisitions. This analysis indicated a range of values of the Company of $10.59 to $18.16 per Share. Gleacher NatWest also performed an analysis of the premiums paid in the Selected Acquisitions similar to the analysis performed in respect of the Squeeze-Out Transactions. This analysis indicated that the median premium as a percentage of the stock price one day, one week and four weeks prior to the original announcement of the Selected Acquisition was 30.0%, 33.8% and 28.6%, respectively. The Offer Price represented a premium of 73.9%, 86.0% and 75.1%, respectively, above the closing market price of the Shares one day, one week and four weeks prior to the Initial Announcement. Gleacher NatWest then calculated the imputed valuation ranges of the Company by applying the median premiums derived from its analysis of the Selected Acquisitions to the closing market price of the Shares on the appropriate date. This resulted in a range of values for the Company of $6.59 to $7.48 per Share. In presenting its analysis of the Selected Acquisitions, Gleacher NatWest noted that none of the acquired companies in the Selected Acquisitions was directly comparable to the Company and that substantially all of the Selected Acquisitions, unlike the Equity Transactions, involved a change of control. As a result, Gleacher NatWest advised the Independent Director that analysis of the Selected Acquisitions using the median multiples was not a reliable indicator of the fairness of the Offer Price from a financial point of view.

    DISCOUNTED CASH FLOW ANALYSIS. Gleacher NatWest performed a discounted cash flow analysis of the projected cash flows of the Company for the fiscal years 1997 through 1999 based in part upon certain operating and financial assumptions, forecasts and other information provided by the management of the Company. Using this financial information, Gleacher NatWest calculated the projected cash flow based on projected unleveraged net income (earnings before interest and after taxes) for the 1996 through 1999 fiscal years as adjusted for: (i) certain projected non-cash items (such as depreciation and amortization and non-cash post-retirement expense); (ii) forecasted capital expenditures (including discretionary capital expenditures); (iii) forecasted non-cash working capital requirement; and (iv) pension funding requirements. Gleacher NatWest discounted the stream of projected cash flows back to November 1, 1996 using discount rates ranging from 9.0% to 12.0%. To estimate the residual value of the Company at the end of the forecast, Gleacher NatWest applied a range of perpetual growth rates of 1.0% to 3.0% to the projected fiscal year 1999 cash flow and discounted such value estimates back to November 1, 1996 using discount rates ranging from 9.0% to 12.0%. The range of discount rates was selected based on a variety of factors including analysis of the estimated cost of capital, the cyclical nature of the business of the Company, the opportunities for growth that Gleacher NatWest believed existed for the Company, and capital structures for companies operating in businesses similar to that in which the Company operates. The range of perpetual growth rates was selected based on the opportunities for growth that Gleacher NatWest, based on information provided by management of the Company, believes exist for the Company, both independently and relative to other participants in the Company's industry. Gleacher NatWest then added the present values of the cash flows and the present values of the residual value to derive a range of values of the Company of $4.28 to $8.93 per Share.

    LEVERAGED RECAPITALIZATION ANALYSIS. Gleacher NatWest also prepared a financial analysis of a recapitalization of the Company in which all shareholders would receive an extraordinary cash distribution per share of Common Stock of $3.50 (an amount equal to the dividend which Gleacher NatWest was informed the Company will declare and pay to Renco immediately after the consummation of the Transactions) financed with a new senior debt offering and existing cash of the Company based in part on certain financial assumptions and other information provided by the Company and Renco's advisors. See "Special Factors--Plans for the Company after the Transactions." Gleacher NatWest applied two separate methodologies to determine the implicit value to holders of Shares of such a leveraged recapitalization. First, Gleacher NatWest applied a range of EBITDA multiples ranging from 4.0x to 5.0x EBITDA, As Adjusted, of the Company for the immediately preceding four fiscal quarters. This analysis indicated that such a recapitalization transaction would have an implied value of between $7.20 and $9.75 per Share (including the payment of the $3.50 per Share dividend). Gleacher NatWest also calculated PRO FORMA EPS for the 1997 calendar year after giving effect to the recapitalization. Gleacher NatWest then applied a range of price to earnings multiples of 9.0x to 11.0x PRO FORMA calendar 1997 EPS. This analysis indicated that the recapitalization transaction would have an implied value of between $9.32 and $10.62 per Share (including the payment of the $3.50 per Share dividend).

    Gleacher NatWest advised the Independent Director that the results of the analyses described above supported its conclusion that, as of the date of its opinion, the consideration to be received by the holders of Shares (other than Renco, Mr. Rennert and their respective affiliates) in the Equity Transactions was fair from a financial point of view to such shareholders.

    Pursuant to the Engagement Letter, Gleacher NatWest was paid $500,000 in connection with the engagement. If the Equity Transactions have not been consummated or terminated by December 31, 1996, the Company has agreed to pay Gleacher NatWest an additional fee of $75,000 per month for each month or part thereof after December 1996 that Gleacher NatWest is requested to render services to the Independent Director in connection with the Equity Transactions. The Company also has agreed to reimburse Gleacher NatWest for all reasonable travel and other reasonable out-of-pocket expenses incurred in connection with Gleacher NatWest's engagement under the Engagement Letter, including all reasonable fees and disbursements of Gleacher NatWest's legal counsel and other professional advisors. The Company has also agreed to indemnify Gleacher NatWest and its affiliates, the respective limited and general partners, directors, officers, agents and employees of Gleacher NatWest and its affiliates and each other person, if any, controlling Gleacher NatWest or any of its affiliates to the full extent lawful from and against any losses, damages, liabilities, expenses or claims (or actions in respect thereof, including, without limitation, shareholder and derivative actions and arbitration proceedings) related to or otherwise arising out of the engagement contemplated by the Engagement Letter or Gleacher NatWest's role in connection therewith (other than losses, damages, liabilities, expenses or claims which are finally judicially determined to have resulted from Gleacher NatWest's bad faith or gross negligence).

    EXCEPT AS DESCRIBED HEREIN, NEITHER GLEACHER NATWEST NOR ANY AFFILIATE OF GLEACHER NATWEST HAS PERFORMED ANY INVESTMENT BANKING OR OTHER FINANCIAL SERVICES FOR, OR HAD ANY MATERIAL FINANCIAL RELATIONSHIP WITH THE COMPANY OR RENCO DURING THE TWO YEARS PRECEDING THE DATE HEREOF.

CERTAIN EFFECTS OF THE OFFER AND THE MERGER

    The Shares are presently "margin securities" under the regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve Board"), which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above, following the Offer it is possible that the Shares would no longer constitute "margin securities" for purposes of the Federal Reserve Board's margin regulations and therefore could no longer be used as collateral for loans made by brokers.

    The Shares are currently registered under the Exchange Act. Upon consummation of the Offer, Renco intends to seek deregistration of the Shares under the Exchange Act upon application of the Company to the Commission, which application should be approved if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and would make certain provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b) and the requirement of furnishing a proxy statement in connection with shareholders' meetings pursuant to Section 14(a), no longer applicable to the Company. Furthermore, "affiliates" of the Company and persons holding "restricted securities" of the Company may be deprived of the ability to dispose of such securities pursuant to Rules 144 or 144A promulgated under the Securities Act. Once registration of the Shares under the Exchange Act is terminated, the Shares will no longer be "margin securities" or eligible for listing on the NYSE. It is the present intention of Renco to seek to cause the Company to make such an application for termination of registration of the Shares as soon as possible following the Offer if the requirements for termination of registration are met. If registration of the Shares is not terminated prior to the Merger, the Shares may no longer meet the requirements of the NYSE, and registration of the Shares under the Exchange Act will be terminated following the consummation of the Merger.

    If consummated, the Equity Transactions will result in an increase of Renco's interest in the net book value of the Company by approximately $11.4 million or approximately 15.53%, and an increase in Renco's interest in the earnings of the Company for the nine months ended July 31, 1996 by approximately $3.0 million, or 15.53%.

INTERESTS OF CERTAIN PERSONS

    In considering the conclusion of the Board and the Independent Director that the Equity Transactions are fair to the Public Shareholders, Public Shareholders should be aware that Renco and Holdings have certain interests that present actual or potential conflicts of interest in connection with the Offer. As a result of Renco's current ownership of approximately 84.47% of the outstanding Shares and its nominees constituting a majority of the Company's directors, Renco may be deemed to control the Company.

    Mr. Rennert is a Director and deemed owner of the Company (through his direct or indirect beneficial ownership of 95.9% of the total number of outstanding shares of common stock of Renco, which holds approximately 84.47% of the total number of outstanding Shares). Under a Management Consultant Agreement, effective October 1, 1992, as amended, between Renco and the Company, the Company pays a monthly fee of $100,000 to Renco.

    Justin W. D'Atri, Secretary and a Director of the Company, was, until his retirement in June 1996, of counsel to the law firm of Baer Marks & Upham LLP, which, up to such time, provided legal services to the Company, Renco and certain other subsidiaries of Renco. Commencing July 1, 1996, Mr. D'Atri receives $1,000 per week from Renco for certain consulting services provided by him to Renco, of which he is Secretary and a Director.

    William Schwartz, a Director of the Company, is of counsel to CW&T, which has provided, and continues to provide, certain legal services to the Company, Renco and certain other subsidiaries of Renco.

    Pursuant to the Directors Plan, each member of the Board who is not an officer or employee of the Company or Renco, or an affiliate of a firm regularly rendering services to the Company, receives annually, as of May 1 in each year, a grant of such number of Shares as has a value equal to one-half the annual cash retainer to directors. The annual cash retainer in fiscal 1995 was $15,000 and therefore the grant for fiscal 1995 was 1,400 shares of Common Stock valued at $7,500. In fiscal 1996, the annual cash retainer was $25,000 until September 3, 1996 at which point it was raised to $30,000 annually. Accordingly, each director entitled to a grant received Shares valued at $12,500 in fiscal 1996. One director is presently eligible to receive Shares pursuant to the Directors Plan.

    Shares issued pursuant to the Directors Plan are restricted such that if the director's service ends for any reason prior to the May 1 following the date of grant, all of the granted shares revert to the Company. If such director's service ends after the first May 1 but prior to the second May 1 after the date of grant, two-thirds of the shares originally granted revert to the Company, and if such director's service ends after the second May 1 but prior to the third May 1 after the date of grant, one-third of the shares originally granted revert to the Company. In connection with the Equity Transactions, the Board has lifted the restrictions applicable to such Shares. See "Introduction".

CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    The following discussion summarizes certain federal income tax consequences of the Offer and the Merger. This summary is addressed to beneficial owners of Shares who are (a) citizens or residents of the United States, (b) corporations or partnerships created or organized in or under the laws of the United States or any state, (c) estates, the income of which is subject to United States federal income taxation regardless of its source, or (d) trusts, (i) for taxable years beginning after December 31, 1996 (or after August 20, 1996, if the trustee has made an applicable election), with respect to which a court within the United States is able to exercise primary supervision over the trust's administration and one or more United States fiduciaries have the authority to control all of the trust's substantial decisions, or (ii) otherwise, the income of which is subject to U.S. federal income taxation regardless of its source. This summary addresses only owners that beneficially own Shares as capital assets and not as part of a hedge, a "conversion transaction," or as part of some other integrated investment. This summary is not addressed to certain classes of owners subject to special treatment under the federal income tax laws (for example, dealers in securities, banks, and insurance companies). This summary is based on the tax laws of the United States in effect on the date of this Statement, as well as judicial and administrative interpretations thereof (in final or proposed form) available on or before such date. All of the foregoing are subject to change, which could apply retroactively. In addition, this summary will not apply to Shares received pursuant to the exercise of employee stock options or otherwise as compensation, or to beneficial owners of Shares who are not citizens or residents of the United States.

    Owners of Shares should consult their tax advisors with respect to the federal, state, local and foreign tax consequences of tendering or failing to tender Shares.

    The receipt of cash for Shares pursuant to the Offer or the Merger (including pursuant to the exercise of appraisal rights) will be a taxable transaction for federal income tax purposes (and also may be a taxable transaction under applicable state, local and other income tax laws). In general, for federal income tax purposes, an owner of Shares will recognize capital gain or loss equal to the difference between its adjusted tax basis in the Shares sold pursuant to the Offer or converted to cash in the Merger and the amount of cash received therefor. Gain or loss will be long-term gain or loss if, on the date of sale (or, if applicable, the date of the Merger), the Shares were owned for more than one year.

    Under federal income tax law, certain owners who receive cash for Shares are required to provide the Depositary (as payor) with their correct taxpayer identification numbers ("TIN") on the Substitute Form W-9 included as part of the Consent and Letter of Transmittal. If the owner is an individual, the TIN is his or her social security number. If the Depositary is provided with an incorrect TIN, the owner may be subject to a $50 penalty imposed by the Internal Revenue Service (the "IRS"). In addition, payments that are made to such owner may be subject to backup withholding and reporting to the IRS. Certain owners (including, among others, corporations) are not subject to these backup withholding and reporting requirements. If backup withholding applies, the Depositary is required to withhold 31% of any payment made to the owner. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of federal income taxes, a refund may be obtained from the IRS provided the required information is furnished.

    To prevent backup withholding, the owner or other payee is required to complete the Substitute Form W-9 on the Consent and Letter of Transmittal certifying that the TIN provided on such form is correct and that such owner or other payee is not subject to backup withholding.

                                THE TENDER OFFER

SECTION 1. TERMS OF THE OFFER

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Holdings will accept for payment (and thereby purchase) all Shares that are validly tendered prior to the Expiration Date and not withdrawn prior to the Expiration Date in accordance with "--Section 4. Withdrawal Rights." As used in the Offer, the term "Expiration Date" shall mean 12:00 midnight, New York City time on November 25, 1996, unless and until Holdings, in accordance with the terms of the Offer, shall have extended the period of time during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Holdings, shall expire. As used in this Offer to Purchase, "business day" has the meaning set forth in Rule 14d-1(c)(6) under the Exchange Act.

    In the event that the Offer is not consummated or Holdings purchases fewer than all outstanding Shares pursuant to the Offer, Holdings may seek to acquire additional Shares through open market purchases, privately negotiated transactions, or otherwise, upon such terms and conditions and at such prices as it shall determine, which may be more or less than the Offer Price and could be for cash or other consideration. See "Introduction."

    The Offer is expressly conditioned upon, among other things, satisfaction of the Public Acceptance Condition. See "Introduction" and "--Section 11. Certain Conditions to the Offer." Subject to restrictions contained in the Letter Agreement, Holdings expressly reserves the right (but shall not be obligated) to waive any or all of the conditions of the Offer. If any of the conditions of the Offer are not waived, subject to restrictions contained in the Letter Agreement, or are not satisfied, Holdings may (i) extend the period during which the Offer is open and, subject to withdrawal rights, retain all tendered Shares until the expiration of the Offer, (ii) waive such condition and, subject to complying with applicable rules and regulations of the Commission, accept for payment all tendered Shares and not extend the Offer, or (iii) terminate the Offer and not accept for payment any Shares and return all tendered Shares to tendering shareholders. See "--Section 11. Certain Conditions to the Offer."

    Subject to restrictions contained in the Letter Agreement, Holdings expressly reserves the right, at any time or from time to time, to extend the period of time during which the Offer is open, by giving oral or written notice of such extension to the Depositary and by making a public announcement of such extension. There can be no assurance that Holdings will exercise its right, to the extent such right exists, to extend the Offer. Holdings also expressly reserves the right, subject to applicable laws and to the restrictions contained in the Letter Agreement (including applicable rules and regulations of the Commission promulgated under the Exchange Act), at any time or from time to time, (i) to delay acceptance for payment of or payment for any Shares, regardless of whether the Shares were theretofore accepted for payment, or to terminate the Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for, upon the occurrence of any of the conditions specified in "--Section 11. Certain Conditions to the Offer" by giving oral or written notice of such delay in payment or termination to the Depositary, and (ii) to amend the Offer in any respect, by giving oral or written notice to the Depositary. Any extension, delay in payment, termination or amendment will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the manner in which Holdings may choose to make any public announcement, Holdings will have no obligation to publish, advertise or otherwise communicate any such announcement other than by issuing a release to the Dow Jones News Service or as otherwise may be required by law. The reservation by Holdings of the right to delay acceptance for payment of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires that Holdings pay the consideration offered or return the Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer. Any delay in acceptance for payment or payment beyond the time permitted by applicable law will be effectuated by an extension of the period of time during which the Offer is open.

    The Commission has announced that, under its interpretation of Rules 14d-4(c) and 14d-6(d) under the Exchange Act, material changes in the terms of a tender offer or information concerning a tender offer may require that the tender offer be extended so that it remains open a sufficient period of time to allow security holders to consider such material changes or information in deciding whether or not to tender or withdraw their securities. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information. If Holdings decides to increase or to decrease the consideration offered in the Offer or, in accordance with the restrictions contained in the Letter Agreement, to make a change in the percentage of securities sought or to change or waive the Public Acceptance Condition and if at the time that notice of any such changes is first published, sent or given to shareholders, the Offer is scheduled to expire at any time earlier than the tenth business day after (and including) the date of such notice, then the Offer will be extended at least until the expiration of ten business days after and including the date of such notice.

    This Offer to Purchase, the related Letter of Transmittal and other relevant materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the Company's shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

SECTION 2. ACCEPTANCE FOR PAYMENT AND PAYMENT FOR SHARES

    Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended or, in accordance with the terms and provisions of the Letter Agreement, the terms and conditions of any such extension or amendment), Holdings will accept for payment (and thereby purchase) and, under the terms of the Offer, pay for Shares that are validly tendered and not properly withdrawn, as soon as practicable after the later of the following dates: (i) the Expiration Date, and (ii) the date of satisfaction or waiver of all of the conditions to the Offer as set forth herein. Holdings expressly reserves the right, in its discretion, subject to applicable laws and regulations, to delay acceptance for payment of or payment for Shares in order to comply, in whole or in part, with any applicable law, government regulation or condition contained herein. See "--Section 10. Extension of the Offer; Amendments; Termination" and "--Section 11. Certain Conditions to the Offer."

    In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a timely Book-Entry Confirmation (as defined) with respect to such Shares) and (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed with all required signature guarantees, and all other documents required by the Letter of Transmittal. See "--Section 3. Procedure for Tendering Shares."

    For purposes of the Offer, Holdings will be deemed to have accepted for payment (and thereby purchased) tendered Shares as, if and when Holdings gives oral or written notice to the Depositary of its acceptance of such Shares for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for Holdings for the purpose of receiving payment from Holdings and transmitting payment to tendering shareholders whose Shares have theretofore been accepted for payment. If, for any reason whatsoever, acceptance for payment of any Shares tendered pursuant to the Offer is delayed, or Holdings is unable to accept for payment Shares tendered pursuant to the Offer, then, without prejudice to Holdings' rights under "--Section 10. Extension of the Offer; Amendments; Termination," the Depositary may, nevertheless, on behalf of Holdings, retain tendered Shares, and such Shares may not be withdrawn, except to the extent that tendering holders of Shares are entitled to withdrawal rights as described in "--Section 4. Withdrawal Rights" and as otherwise may be required by Rule 14e-1(c) under the Exchange Act. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE OFFER PRICE BE PAID BY HOLDINGS, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

    If any tendered Shares are not purchased for any reason or if certificates are submitted for more Shares than are tendered, certificates for such Shares not purchased or tendered will be returned pursuant to the instructions of the tendering shareholder (or, in the case of Shares delivered by book-entry transfer into the Depositary's account at a Book-Entry Transfer Facility (as defined)) pursuant to the procedures set forth in "--Section 3. Procedure for Tendering Shares," such Shares will be credited to an account maintained at the appropriate Book-Entry Transfer Facility as promptly as practicable following the expiration, termination or withdrawal of the Offer.

    If, prior to the Expiration Date, Holdings increases the consideration to be paid per Share pursuant to the Offer, Holdings will pay such increased consideration for all such Shares purchased pursuant to the Offer, whether or not such Shares were tendered prior to such increase in consideration.

    Holdings reserves the right to transfer or assign, in whole or from time to time in part, to one or more of its or Renco's affiliates the right to purchase Shares tendered pursuant to the Offer, however, no such transfer or assignment will release Holdings from its obligations under the Offer or prejudice the rights of tendering shareholders to receive payment for Shares validly tendered and accepted for payment pursuant to the Offer.

SECTION 3. PROCEDURE FOR TENDERING SHARES

    VALID TENDERS. For Shares to be validly tendered pursuant to the Offer, either (a) a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other documents required by the Letter of Transmittal, must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date and either (i) certificates representing Shares must be received by the Depositary at any such address prior to the Expiration Date or (ii) such Shares must be delivered pursuant to the procedures for book-entry transfer set forth below and a Book-Entry Confirmation must be received by the Depositary prior to the Expiration Date or (b) the tendering shareholder must comply with the guaranteed delivery procedures set forth below. No alternative, conditional or contingent tenders will be accepted.

    BOOK-ENTRY TRANSFER. The Depositary will establish an account with respect to the Shares at The Depository Trust Company (the "Book-Entry Transfer Facility") for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the Book-Entry Transfer Facility's systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary's account at the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility's procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility, the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees and any other required documents, must, in any case, be transmitted to, and received by, the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or the tendering shareholder must comply with the guaranteed delivery procedures described below. The confirmation of a book-entry transfer of Shares into the Depositary's account at the Book-Entry Transfer Facility as described above is referred to herein as a "Book-Entry Confirmation." DELIVERY OF DOCUMENTS TO A BOOK-ENTRY TRANSFER FACILITY IN ACCORDANCE WITH SUCH BOOK-ENTRY TRANSFER FACILITY'S PROCEDURES DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

    SIGNATURE GUARANTEE. Signatures on Letters of Transmittal must be guaranteed by a member firm of a registered national securities exchange (registered under Section 6 of the Exchange Act) or of the National Association of Securities Dealers, Inc. (the "NASD") or by a commercial bank or trust company having an office or correspondent in the United States or by any other "Eligible Guarantor Institution" (as defined in Rule 17Ad-15 under the Exchange
Act) (each of the foregoing constituting an "Eligible Institution"), unless the Shares tendered thereby are tendered (i) by a registered holder of Shares who has not completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" on the Letter of Transmittal or (ii) for the account of an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If the certificates representing Shares are registered in the name of a person other than the signer of the Letter of Transmittal or if payment is to be made or certificates for Shares not accepted for payment are to be issued to a person other than the registered holder, then the certificates representing Shares must be endorsed or accompanied by appropriate stock powers, in each case signed exactly as the name or names of the registered holder or holders appear(s) on the certificates, with the signatures on the certificates or stock powers guaranteed as described above and as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

    GUARANTEED DELIVERY. If a shareholder desires to tender Shares pursuant to the Offer and such shareholder's certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary prior to the Expiration Date, such Shares may nevertheless be tendered if all of the following guaranteed delivery procedures are complied with:

        (i) such tender is made by or through an Eligible Institution;

        (ii) a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by Holdings herewith, is received by the Depositary as provided below prior to the Expiration Date; and

       (iii) The certificates for all tendered Shares in proper form for transfer or a Book-Entry Confirmation with respect to all tendered Shares, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any other documents required by the Letter of Transmittal, are received by the Depositary within three NYSE trading days after the date of such Notice of Guaranteed Delivery.

    THE NOTICE OF GUARANTEED DELIVERY MAY BE DELIVERED BY HAND OR TRANSMITTED BY FACSIMILE TRANSMISSION OR MAILED TO THE DEPOSITARY AND MUST INCLUDE AN ENDORSEMENT BY AN ELIGIBLE INSTITUTION IN THE FORM SET FORTH IN SUCH NOTICE OF GUARANTEED DELIVERY.

    IN ALL CASES, SHARES SHALL NOT BE DEEMED VALIDLY TENDERED UNLESS A PROPERLY COMPLETED AND DULY EXECUTED LETTER OF TRANSMITTAL (OR A MANUALLY SIGNED FACSIMILE THEREOF) IS RECEIVED BY THE DEPOSITARY.

    THE METHOD OF DELIVERY OF CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS IS AT THE OPTION AND RISK OF THE TENDERING SHAREHOLDER. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

    Notwithstanding any other provision hereof, payment for Shares accepted for payment pursuant to the Offer in all cases will be made only after timely receipt by the Depositary of certificates for (or Book-Entry Confirmation with respect to) such Shares, a Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed, with any required signature guarantees and all other documents required by the Letter of Transmittal.

    BACKUP FEDERAL INCOME TAX WITHHOLDING. To prevent backup federal income tax withholding of 31% of the payments made to shareholders with respect to the purchase price of Shares purchased pursuant to the Offer or the Merger, each such shareholder must provide the Depositary with his correct TIN and certify that he is not subject to backup federal income tax withholding by completing the Substitute Form W-9 included in the Letter of Transmittal. See Instruction 8 of the Letter of Transmittal.

    DETERMINATION OF VALIDITY. All questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares pursuant to any of the procedures described above will be determined by Holdings in its sole discretion, which determination shall be final and binding on all parties. Holdings reserves the absolute right to reject any or all tenders of Shares determined not to be in proper form or the acceptance of or payment for which may, in the opinion of counsel, be unlawful. Holdings also reserves the absolute right to waive or to amend any of the conditions of the Offer or any defect or irregularity in any tender of Shares. The conditions may be considered to be material to the Offer. Holdings' interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding on all parties. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived. None of Holdings, the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

    OTHER REQUIREMENTS. By executing a Letter of Transmittal, a tendering shareholder irrevocably appoints designees of Holdings as his attorneys-in-fact and proxies, with full power of substitution, in the manner set forth in the Letter of Transmittal, to the full extent of such shareholder's rights with respect to the Shares tendered by such shareholder and purchased by Holdings and with respect to any and all other Shares or other securities issued or issuable in respect of such Shares, on or after the date of the Offer. All such powers of attorney and proxies shall be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, Holdings accepts such Shares for payment. Upon such acceptance for payment, all prior powers of attorney and proxies given by such shareholder with respect to such Shares (and any other Shares or other securities so issued in respect of such purchased Shares) will be revoked, without further action, and no subsequent powers of attorney and proxies may be given (and, if given, will not be deemed effective) by such shareholder. The designees of Holdings will be empowered to exercise all voting and other rights of such shareholder with respect to such Shares (and any other Shares or securities so issued in respect of such purchased Shares) as they in their sole discretion may deem proper, including, without limitation, in respect of any annual or special meeting of the Company's shareholders, or any adjournment or postponement thereof, or in connection with any action by written consent in lieu of any such meeting or otherwise. Holdings reserves the absolute right to require that, in order for Shares to be validly tendered, immediately upon Holdings' acceptance for payment of such Shares, Holdings must be able to exercise full voting and other rights with respect to such Shares, including voting at any meeting of shareholders then scheduled.

    A tender of Shares pursuant to any of the procedures described above in this
Section 3 will constitute the tendering shareholder's acceptance of the terms and conditions of the Offer, as well as the tendering shareholder's representation and warranty to Holdings that (a) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person's own account unless, at the time of tender, the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities immediately convertible into or exchangeable or exercisable for the Shares tendered and such person will acquire such Shares for tender by conversion, exchange or exercise and (ii) will cause such Shares to be delivered in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. Holdings' acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering shareholder and Holdings upon the terms and subject to the conditions of the Offer.

SECTION 4. WITHDRAWAL RIGHTS

    Tenders of Shares made pursuant to the Offer are irrevocable, except as otherwise provided in this Section 4. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. If Holdings extends the Offer, is delayed in its purchase of or payment for Shares or is unable to purchase or pay for Shares for any reason, then, without prejudice to the rights of Holdings hereunder, tendered Shares may be retained by the Depositary on behalf of Holdings and may not be withdrawn except to the extent that tendering shareholders are entitled to withdrawal rights as set forth in this Section 4.

    The reservation by Holdings of the right to delay the purchase of or payment for Shares is subject to the provisions of Rule 14e-1(c) under the Exchange Act, which requires Holdings to pay the consideration offered or return Shares deposited by or on behalf of shareholders promptly after the termination or withdrawal of the Offer.

    For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. If certificates evidencing Shares have been delivered or otherwise identified to the Depositary, then prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered for the account of an Eligible Institution). If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in "--Section 3. Procedure for Tendering Shares," the notice of withdrawal must specify the name and number of the account at the applicable Book-Entry Transfer Facility to be credited with the withdrawn Shares. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Holdings, in its sole discretion, whose determination shall be final and binding on all parties. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Holdings, the Company, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failing to give such notification.

    Any Public Shares properly withdrawn will be deemed not validly tendered for purposes of the Offer, but may be retendered at any subsequent time prior to the Expiration Date by following any of the procedures described in "--Section 3. Procedure for Tendering Shares."

SECTION 5. SOURCE AND AMOUNT OF FUNDS

    If the Equity Transactions are consummated independently of the Debt Transactions, Renco intends to form a new direct wholly-owned subsidiary ("Newco") to which it would contribute all of its shares of Holdings, and thus, Holdings would become a direct wholly-owned subsidiary of Newco. In such event, Newco intends to borrow approximately $50.0 million from Congress Financial Corporation ("Congress") and to contribute such proceeds to Holdings. Holdings would, prior to commencement of the Offer, have available cash of approximately $7.0 million representing a capital contribution to Holdings by Renco. The contribution by Newco to Holdings, along with Holdings' available cash, would be used to pay the amount needed to purchase all of the outstanding Public Shares pursuant to the Offer and the Merger. Upon consummation of the Equity Transactions, the Company, as the surviving corporation, would pay a dividend to Newco in the amount necessary for Newco to repay its indebtedness to Congress. The loan from Congress will mature on the third business day after the loan is made and will bear interest at the prime rate as announced by CoreStates Bank, N.A., plus 1.75%. Such loan shall be secured by a pledge of the Shares owned at any time by Renco and Holdings, the capital stock of Holdings and all of the assets of

Newco and Holdings. Such loan is subject to customary conditions and the agreement relating to such loan will contain customary representations and warranties, covenants and events of default.

    If all of the Transactions are consummated simultaneously, the Company intends to loan to Holdings (the "Loan") the amount needed (approximately $56.6 million) to purchase all of the outstanding Public Shares pursuant to the Offer, which Loan shall be made from the gross proceeds (approximately $300 million) received by the Company pursuant to the Debt Offering and/or available cash of the Company. Subject to consummation of the Transactions, and subject further to, and upon effectiveness of, the Merger, the Loan will be extinguished.

    On October 23, 1996, the Company commenced the Debt Tender Offer to purchase for cash up to all of the $206.4 million aggregate principal amount outstanding of the Existing Notes and the Consent Solicitation related to the deletion and modification of certain terms of the Existing Notes Indenture. The purchase price to be paid in respect of validly tendered and not properly withdrawn Existing Notes and the related consents is 111.5% of their principal amount, plus accrued interest up to, but not including, the date of purchase. Consummation of the Debt Tender Offer is conditioned upon, among other things, consummation of the Debt Offering, the Consent Solicitation (I.E., receipt by the Company of consents representing at least a majority in aggregate principal amount of the Existing Notes outstanding) and the Offer.

    The following table sets forth the unaudited consolidated capitalization of WCI as of July 31, 1996 and as adjusted to give effect to the Equity Transactions and the Transactions, including, in the case of the transactions, the application of the estimated net proceeds from the Debt Offering.

                                                               AS OF JULY 31, 1996
                                                     ----------------------------------------
                                                                  AS ADJUSTED
                                                                    FOR THE      AS ADJUSTED
                                                                     EQUITY        FOR THE
                                                       ACTUAL    TRANSACTIONS(1) TRANSACTIONS
                                                     ----------  --------------  ------------
                                                              (DOLLARS IN THOUSANDS)
Cash, cash equivalents and short-term
  investments......................................  $  156,685    $  106,685     $   28,263
                                                     ----------  --------------  ------------
                                                     ----------  --------------  ------------
Total long-term debt, including current portion....  $  211,801    $  211,801     $  305,401
Total shareholders' equity (deficit)...............      73,464        23,464       (114,752)
                                                     ----------  --------------  ------------
Total capitalization...............................  $  285,265    $  235,265     $  190,649
                                                     ----------  --------------  ------------
                                                     ----------  --------------  ------------

------------------------

(1) Assumes the Equity Transactions are completed and that the Debt Transactions are not completed.

SECTION 6. PRICE RANGE OF THE SHARES; DIVIDENDS ON THE SHARES

    The Shares commenced trading on the NYSE under the symbol "WRN" on July 14, 1994. The following table sets forth, for the periods indicated, the high and low sales prices per Share on the NYSE.

                                                                                  HIGH        LOW
                                                                                ---------  ---------

1994
  Third Quarter (from July 14, 1994)..........................................  $  10 3/4  $   9 1/2
  Fourth Quarter..............................................................     12 5/8      9 3/4

1995
  First Quarter...............................................................     10 1/2      6 1/2
  Second Quarter..............................................................      7 5/8      5 3/8
  Third Quarter...............................................................      7 1/2      5 1/2
  Fourth Quarter..............................................................      6 1/2      4 3/8

1996
  First Quarter...............................................................      5 1/4      3 3/4
  Second Quarter..............................................................      5 3/8      4 3/8
  Third Quarter...............................................................      5 3/8      4 3/8
  Fourth Quarter (through October 25, 1996)...................................      9 7/8     4 7/16

    On September 23, 1996, the last full trading day preceding the date of the Initial Announcement, the closing price per Share on the NYSE was $5.75. On October 9, 1996, the last full trading day before the announcement of the terms of the Proposal, the closing price per Share on the NYSE was $8.50. On October 25, 1996, the last full trading day before the commencement of the Offer, the closing price per share on the NYSE was $9.875. SHAREHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE SHARES.

    Various covenants contained in the Existing Notes Indenture and in the Company's existing $100 million revolving credit agreement prohibited the payment by the Company of any dividends prior to December 14, 1995, after which date the Company was permitted to pay dividends or repurchase Shares, subject to certain restrictions under the Existing Notes Indenture. On January 26, 1996, the Company announced that the Board would, beginning with the Board meeting on March 11, 1996, consider declaring dividends on the Shares on a quarterly basis. On March 11, 1996, the Company announced that the Board had authorized a dividend payment of $.05 per Share payable April 8, 1996 to shareholders of record on March 25, 1996, the first dividend since the Shares began trading on the NYSE on July 14, 1994; on June 18, 1996, the Board authorized a dividend payment of $.06 per Share payable July 15, 1996 to shareholders of record on July 1, 1996; and on September 3, 1996, the Board authorized a dividend payment of $.07 per Share payable October 1, 1996 to shareholders of record on September 17, 1996.

    Certain additional covenants and prohibitions in connection with the Company's indebtedness restrict the Company's ability to pay dividends.

    On June 18, 1996, the Board authorized the expenditure of up to $1.2 million for the purchase by the Company of Shares from time to time in the open market or in negotiated transactions. As of July 24, 1996, the Company had purchased 222,300 Shares for an aggregate consideration of $1.2 million at prices ranging from $5.00 to $5.50 per share and no additional Shares were purchased by the Company after such date pursuant to the June 18, 1996 authorization.

    On September 3, 1996, the Board authorized an additional expenditure of up to $1.2 million for the purchase of Shares from time to time on the open market or in negotiated transactions. As of September 12, 1996, the Company had suspended the repurchase program authorized on September 3, 1996, without having purchased any Shares.

SECTION 7. EFFECT OF THE OFFER ON THE MARKET FOR THE SHARES; NYSE LISTING;
           EXCHANGE ACT REGISTRATION; AND MARGIN SECURITIES

    The purchase of Public Shares by Holdings pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly and could adversely affect the liquidity and market value of the remaining outstanding Public Shares.

    As of October 23, 1996, there were approximately 152 holders of record of the Shares and 36,401,400 Shares were outstanding. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, trading of the Shares on the NYSE is discontinued, the liquidity of and market for the Shares is likely to be adversely affected. The Company cannot predict whether or to what extent the reduction in the number of Shares that might otherwise trade publicly would have an adverse or beneficial effect on the market price for or marketability of the Shares or whether it would cause future prices to be greater or less than the Offer Price.

    The Shares are currently registered under Section 12(b) of the Exchange Act. Registration of the Shares under the Exchange Act is expected to be terminated pursuant to Section 12(g)(4) of the Exchange Act upon application by the Company to the Commission if the Shares are neither listed on a national securities exchange nor held by more than 300 holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its shareholders and to the Commission and could make certain provisions of the Exchange Act no longer applicable to the Company such as the short-swing profit recovery provisions of
Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with shareholders' meetings and the related requirement of furnishing an annual report to shareholders and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions. Furthermore, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rules 144 or 144A promulgated under the Securities Act, may be impaired or eliminated.

    Renco intends to seek to cause the Company to terminate the registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met. If registration of the Shares is not terminated prior to the Merger, the registration of the Shares under the Exchange Act will be terminated following consummation of the Merger.

    The Shares are currently "margin securities" under the regulations of the Federal Reserve Board, which has the effect, among other things, of allowing brokers to extend credit on the collateral of the Shares. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, following the Offer, the Shares would no longer constitute "margin securities" for the purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. If registration of Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing on the NYSE.

SECTION 8. CERTAIN INFORMATION CONCERNING THE COMPANY, RENCO AND HOLDINGS

    THE COMPANY. WCI is a niche oriented integrated producer of value-added, custom steel products. The Company produces a wide range of custom flat rolled products, including high carbon, alloy and high strength, silicon electrical, terne coated and galvanized steel. Since fiscal 1991, custom products have increased from 47.2% of total shipments to 59.4% in fiscal 1995, and comprised 63.8% of total shipments for the three month period ending July 31, 1996. For the first nine months of fiscal 1996, the Company shipped approximately 1.1 million tons of steel products.

    WCI produces approximately 135 grades of custom and commodity steel products that are used in the manufacture of a wide variety of value-added products such as saw blades, golf club shafts, lawn mower blades, drive chain links, razor blades, hand and garden tools, electric motors, gasoline tanks, automotive bumpers and culvert products. These custom grades typically sell at higher prices than commodity products, resulting in higher operating margins. Since fiscal 1991, the price of the Company's custom products has averaged $542 per ton, while commodity products have averaged $382 per ton. WCI's commodity steel products consist principally of low carbon flat rolled steel.

    WCI's primary customers are steel converters, steel service centers, construction product companies, electrical equipment manufacturers and, to a lesser extent, automobile and automotive parts manufacturers. The Company believes that the small order quantities, narrow widths, specialized chemistries and other metallurgical properties required to serve these customers make these markets less attractive to larger integrated steel producers and minimills. Moreover, most minimill competitors have not offered product in these markets due to the complex metallurgical requirements of the custom steel grades and the adverse effect on the productivity of their facilities when producing these custom products.

    WCI believes that it operates at a distinct competitive advantage to other integrated steel manufacturers due to its low cost structure, its niche oriented custom product mix and its experienced management team. While categorized as an integrated mill, management operates WCI with the high efficiency and low overhead cost structure of a minimill. WCI is among the lowest cost integrated steel producers in the United States, with one of the lowest labor and overhead costs per ton in the integrated steel industry given its wide product range. In addition to low production costs, WCI believes that it has one of the lowest selling, general and administrative expense structures in the industry at 3.1% of net sales in fiscal 1995. WCI believes that the combination of these factors has permitted WCI to generate one of the highest operating margins per net ton in the domestic steel industry.

    WCI's business strategy consists of three principal elements: (a) continue to increase sales of custom products, thereby further improving operating margins; (b) continue to build and maintain strong relationships with strategic customers, targeting customers for which it can supply at least 25% of such customers' custom steel needs; and (c) continue to improve operating efficiency and product quality through strategic cost reduction initiatives, as well as a significant capital investment program.

    Since its inception in 1988, WCI has completed approximately $260 million of capital investments designed to, in part, increase productivity, decrease production costs, expand product range and improve product quality. In particular, the Company currently is in the process of completing the initial phase of a three to five year upgrade of its hot strip mill, the scope of which includes enhancing essentially every element of the mill operation, including the heating, roughing, finishing, cooling and coiling processes. When completed in mid-1997, the first phase of the hot strip mill upgrade will significantly improve product quality and expand WCI's product range, in addition to improving the mill's productivity and reducing operating costs. WCI is also currently installing a high-temperature hydrogen anneal facility to upgrade its product mix and to meet the rising demand in the custom product market for silicon electrical steels.

    In April 1995, the Company completed a major reline of its blast furnace, a procedure which is performed on a routine basis every eight to ten years. In December 1991, WCI completed the installation of a twin-strand continuous slab caster (the "Continuous Caster") and a ladle metallurgy facility (the "LMF") at a combined cost of approximately $135 million and all of the Company's products have been continuously cast since May 1992. The Continuous Caster substantially reduced the Company's operating costs, dramatically improved the metallurgical and surface qualities of its products and enabled WCI to participate in markets where the superiority of continuously cast steel is a competitive strength. WCI believes that as a result of the capital investments completed to date, as well as those ongoing presently, the Company operates and will continue to maintain a modern and efficient integrated steel mill offering a diverse product mix.

    RECENT DEVELOPMENTS. Results for fiscal 1995 and the first two quarters of fiscal 1996 were adversely impacted by a 54 day labor contract dispute and resulting work stoppage beginning September 1, 1995 upon the expiration of the Company's previous collective bargaining agreement with the United Steelworkers of America (the "USWA"). In particular, WCI's order rate, shipping volume, order backlog and net sales were significantly reduced during the work stoppage. On October 24, 1995, the Company successfully reached a new four year agreement with the USWA. Subsequent to entering into such agreement, the Company undertook to reestablish its order rate and backlog over the first two quarters of fiscal 1996. Since the Company's custom product mix was below levels realized in fiscal 1995, WCI's net sales and operating income were reduced during the period. Results for fiscal 1995 were also negatively affected by the planned reline of the Company's blast furnace discussed above. Despite the labor contract dispute, the Company has reported strong operating results to date during fiscal 1996. For the nine months ended July 31, 1996, the Company generated total net sales and adjusted EBITDA (earnings before interest expense (net of interest income), income taxes and depreciation and amortization) of $490.1 million and $67.2 million, respectively. Moreover, by the third quarter of fiscal 1996, the Company's percentage of custom steel products reached 63.8% of net tons shipped versus 44.4% during the first quarter of fiscal 1996, immediately following the settlement of the labor contract dispute. The Company believes that this rapid return to its custom product mix reflects the Company's strong relationships with its customers and the benefits derived from offering niche oriented custom steel products.

    CERTAIN FINANCIAL INFORMATION. The ratio of earnings to fixed charges for the Company for the fiscal years ended 1993, 1994 and 1995, respectively, and the nine months ended July 31, 1996 was 2.0x, 2.8x, 2.0x and 2.7x, respectively. The net book value of the Shares at October 31, 1995 and July 31, 1996 was approximately $1.63 and $2.02 per Share, respectively.

    STOCK OWNERSHIP. The following table sets forth certain information as of September 30, 1996 regarding the beneficial ownership of Shares by Renco, each person listed in Schedule I (as defined) and each director and each named executive officer of the Company during the last fiscal year. Except as otherwise noted, the persons named in the table below have sole voting and investment power with respect to all shares shown as beneficially owned by them.

                                                                                              BENEFICIAL OWNERSHIP
                                                                                            AS OF SEPTEMBER 30, 1996
                                                                                           ---------------------------
NAME                                                                                           SHARES        PERCENT
The Renco Group, Inc.....................................................................     30,746,800         84.5%
  30 Rockefeller Plaza, 42nd Floor
  New York, NY 10112
Ira Leon Rennert(1)......................................................................     30,746,900         84.5%
  c/o The Renco Group, Inc.
  30 Rockefeller Plaza, 42nd Floor
  New York, NY 10112
James V. Stack...........................................................................         25,000        *
Edward R. Caine..........................................................................         25,000(2)      *
Justin W. D'Atri.........................................................................            300(3)      *
Arthur W. Fried..........................................................................         22,700(4)      *
William Schwartz.........................................................................          4,850(4)      *
Patrick G. Tatom.........................................................................         10,000(2)      *
Patrick T. Kenney........................................................................         10,000(2)      *
Bret W. Wise.............................................................................         11,000(5)      *
Roger L. Fay.............................................................................          1,000        *
Marvin M. Koenig.........................................................................          2,500        *
John A. Siegel, Jr.......................................................................          1,000        *

                                                 (FOOTNOTES APPEAR ON NEXT PAGE)

*   Less than 1%
(1) Mr. Rennert is deemed to beneficially own the Shares owned by Renco due to the ownership by himself and six trusts established by him (but of which he is not a trustee) for himself and members of his family of a total of 95.9% of the outstanding Common Stock of Renco. He also owns 100 Shares of the Company, individually, and members of his family own an additional 400 Shares in which he disclaims any beneficial interest.
(2) Represents restricted Shares granted to such executive officers and directors and subject to forfeiture in certain events.
(3) Mr. D'Atri is one of five trustees of the six trusts referred to in note (1) for the benefit of members of the Rennert family which hold approximately 24.3% of the stock of Renco. He disclaims beneficial ownership of the Renco stock held by the Trusts and the stock of the Company held by Renco.
(4) Includes 3,883 restricted Shares subject to forfeiture in certain events.
(5) Includes 10,000 restricted Shares subject to forfeiture in certain events.

    CERTAIN COMPANY PROJECTIONS. The Company does not as a matter of course make public any projections or forecasts as to its future performance or earnings, and projections discussed herein are included in this Offer to Purchase only because such information was provided to the Independent Director in connection with the Equity Transactions. In particular, the Company provided to the Independent Director certain projections as to the Company's future anticipated performance for the 1996, 1997, 1998 and 1999 fiscal years, including (i) net sales of $657.5 million, $674.1 million, $677.6 million and $661.5 million, respectively; (ii) operating income of $64.6 million, $63.1 million, $72.9 million, and $67.2 million, respectively; (iii) net income of $27.7 million, $28.2 million, $34.8 million and $32.5 million, respectively;
(iv) earnings per Share of $.76, $.78, $.95 and $.89, respectively; and (v) capital expenditures of $30 million, $45 million, $40 million and $40 million, respectively.

    THE PROJECTIONS DESCRIBED ABOVE WERE NOT PREPARED WITH A VIEW TO PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE COMMISSION OR THE GUIDELINES ESTABLISHED BY THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS OR FORECASTS. THE COMPANY'S INTERNAL FINANCIAL FORECASTS (UPON WHICH THE PROJECTIONS PROVIDED TO THE INDEPENDENT DIRECTOR WERE BASED IN
PART) ARE, IN GENERAL, PREPARED SOLELY FOR INTERNAL USE IN CAPITAL BUDGETING AND OTHER MANAGEMENT DECISIONS AND ARE SUBJECTIVE IN MANY RESPECTS AND THUS SUSCEPTIBLE TO VARIOUS INTERPRETATIONS AND PERIODIC REVISION BASED ON ACTUAL EXPERIENCE AND BUSINESS DEVELOPMENTS. PROJECTIONS WERE BASED ON A NUMBER OF ASSUMPTIONS THAT ARE BEYOND THE CONTROL OF RENCO, HOLDINGS, THE COMPANY AND THEIR RESPECTIVE FINANCIAL ADVISORS. MANY OF THE ASSUMPTIONS UPON WHICH THE PROJECTIONS WERE BASED ARE DEPENDENT UPON ECONOMIC FORECASTING (BOTH GENERAL AND SPECIFIC TO THE COMPANY'S BUSINESS), WHICH IS INHERENTLY UNCERTAIN AND SUBJECTIVE, INCLUDING ASSUMPTIONS WITH RESPECT TO INDUSTRY PERFORMANCE, MARKET PRICES FOR FLAT ROLLED STEEL PRODUCTS, THE EXPORT-IMPORT TRADE BALANCE FOR FLAT ROLLED STEEL PRODUCTS, THE U.S. TRADE BALANCE GENERALLY, MARKET PRICES FOR AND AVAILABILITY OF CRITICAL RAW MATERIALS, NEW TECHNOLOGIES FOR FLAT ROLLED STEEL PRODUCTS, LABOR COSTS AND RELATIONS, ENVIRONMENTAL REGULATIONS AND ASSESSMENTS AND OTHER MATTERS WHICH ARE BEYOND THE CONTROL OF RENCO, HOLDINGS AND THE COMPANY. NONE OF RENCO, HOLDINGS, THE COMPANY OR THEIR RESPECTIVE FINANCIAL ADVISORS MAKES ANY REPRESENTATION WHATSOEVER WITH RESPECT TO, NOR ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF, ANY OF THE PROJECTIONS DESCRIBED ABOVE.

    INCLUSION OF THE FOREGOING FORECASTS SHOULD NOT BE REGARDED AS A REPRESENTATION BY THE COMPANY, RENCO, HOLDINGS, ANY OF THEIR RESPECTIVE FINANCIAL ADVISORS OR ANY OTHER ENTITY OR PERSON THAT THE FORECASTS AND PROJECTED RESULTS WOULD BE ACHIEVED OR AS TO ANY FUTURE EVENT, OCCURRENCE OR NON-OCCURRENCE AND NONE OF THE FOREGOING ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OF SUCH INFORMATION. IN ADDITION, BECAUSE THE FORECASTS AND PROJECTIONS ARE BASED ON A NUMBER OF ASSUMPTIONS AND ARE SUBJECT TO SIGNIFICANT ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, WHICH ARE BEYOND THE CONTROL OF RENCO, HOLDINGS, THE COMPANY AND THEIR RESPECTIVE FINANCIAL ADVISORS, THERE CAN BE NO ASSURANCE THAT THE FORECASTS AND PROJECTIONS WILL BE REALIZED, AND ACTUAL RESULTS MAY BE HIGHER OR LOWER THAN THOSE SHOWN, POSSIBLY BY MATERIAL AMOUNTS.

    THE PROJECTIONS DESCRIBED ABOVE WERE PREPARED AND UTILIZED AS DESCRIBED ABOVE, AND WILL NOT BE REVISED OR UPDATED TO REFLECT SUBSEQUENT EVENTS, FACTS OR OTHER INFORMATION OF WHICH ANY PERSON OR ENTITY BECOMES AWARE.

    RENCO AND HOLDINGS. Renco is incorporated in the State of New York, and is a privately-owned investment company which engages principally in the acquisition and operation of diversified businesses. Mr. Rennert, Chairman of the Board and Director of the Company, is, with certain trusts for members of his family, the direct or indirect beneficial owner of an aggregate of 95.9% of the issued and outstanding common stock of Renco. Renco currently owns 30,746,900 Shares, representing approximately 84.47% of the total outstanding Shares.

    Holdings was incorporated in the State of Delaware on October 16, 1996 and is a direct wholly-owned subsidiary of Renco. Holdings was formed for the purpose of undertaking the Offer and effectuating the Merger.

    Set forth below is the balance sheet for Holdings dated as of October 25, 1996.

                            WCI STEEL HOLDINGS, INC.

                                 BALANCE SHEET

                                OCTOBER 25, 1996

ASSETS

Cash............................................................................  $7,000,685
Other assets....................................................................     11,315
                                                                                  ---------
    Total assets................................................................  $7,012,000
                                                                                  ---------
                                                                                  ---------

SHAREHOLDER'S EQUITY

Common stock, $.01 par value, 100 shares authorized, issued and outstanding.....  $       1
Additional paid-in capital......................................................  $7,011,999
                                                                                  ---------
    Total shareholder's equity..................................................  $7,012,000
                                                                                  ---------
                                                                                  ---------

    The name, business address, present principal occupation or employment, five-year employment history and citizenship of each director and executive officer of Holdings and Renco are set forth in Schedule I to this Offer to Purchase ("Schedule I").

    Except as decribed in this Offer to Purchase, none of Holdings or Renco or, to the best knowledge of Holdings or Renco, any of the persons listed in
Schedule I or any associate or majority owned subsidiary of any such persons, beneficially owns or has a right to acquire any equity security of the Company, and none of Holdings or Renco or, to the best knowledge of Holdings or Renco, any of the other persons referred to above, or any of the respective directors, executive officers or subsidiaries of any of the foregoing, has effected any transaction in any equity security of the Company during the past 60 days; PROVIDED, HOWEVER, that Mr. Rennert (together with Renco) owns 30,746,900 Shares, Roger L. Fay owns 1,000 Shares, Marvin M. Koenig owns 2,500 Shares, John
A. Siegel, Jr. owns 1,000 Shares and Justin W. D'Atri owns 300 shares.

    Except as described in this Offer to Purchase, (i) none of Holdings or Renco or, to the best knowledge of Holdings or Renco, any of the persons listed in
Schedule I has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, and (ii) there have been no contacts, negotiations or transactions between Holdings, Renco or any of their respective subsidiaries or, to the best knowledge of Holdings or Renco, any of the persons listed on Schedule I on the one hand, and the Company or any of its directors, officers or affiliates, on the other hand, not described in this Offer to Purchase that are required to be disclosed pursuant to the rules and regulations of the Commission.

    AVAILABLE INFORMATION. The Company is subject to the informational requirements of the Exchange Act, and in accordance therewith files reports and other information with the Commission. Reports, proxy and information statements and other information filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, 13th Floor, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Such material also can be reviewed through the Commission's Electronic Data Gathering, Analysis, and Retrieval System, which is publicly available through the Commission's Web site (http://www.sec.gov). In addition, the Shares are listed on the NYSE, and such material can be inspected at the public reference facilities of such exchange.

SECTION 9. THE MERGER

    If the Public Acceptance Condition is satisfied, the Merger will be consummated without a meeting or vote of shareholders of the Company in accordance with Section 1701.801 of the OGCL; provided, however, if after the Offer Renco and Holdings together own 90% or more of the total number of outstanding Shares, but the Public Acceptance Condition has not been satisfied, the Merger will not be consummated. In the event that the Public Acceptance Condition or any other condition to the Offer is not satisfied, and subsequent to the Offer, Holdings and Renco together continue to own less than 90% of the total number of outstanding Shares, Holdings and/or Renco may, subject to certain factors and considerations, acquire additional Shares through privately negotiated or open market purchases, subject to subsequent tender or exchange offers or by any other means Renco and/or Holdings deem advisable on such terms and at such prices as they determine (which may be more or less that the Offer Price) to bring the ownership of Renco and Holdings together to at least 90% of the total number of outstanding Shares and, thereafter, consummate a "short form" merger. Such transactions, if any, are not currently contemplated by the Letter Agreement and may be made with or without approval of the Board or any independent committee thereof. See "Introduction" and "Special Factors--Purpose, Structure and Benefits of the Offer and the Merger."

    Subject to satisfaction of the conditions of the Equity Transactions, including the Public Acceptance Condition, and in accordance with the OGCL, Holdings will be merged with and into the Company. Following the Merger, the separate corporate existence of Holdings will cease and the Company will continue as the Surviving Corporation and will succeed to and assume all the rights and obligations of Holdings in accordance with the OGCL.

    Upon effectiveness of the Merger, each issued and outstanding Share (other than Shares owned by Holdings or Renco or Shares held in the treasury of the Company, which will be canceled, and other than Shares held by shareholders who have validly exercised appraisal rights under the OGCL) will, by virtue of the Merger, be converted into the right to receive the Offer Price, payable to the holder thereof upon surrender of the certificates representing such Shares, and the Contingent Cash Consideration Rights.

    A certificate of merger will be duly filed with the Secretary of State of the State of Ohio as soon as practicable after the expiration of, and subject to successful completion of, the Offer. If the Public Acceptance Condition is satisfied, the Merger will be consummated without a meeting or vote of shareholders in accordance with the "short-form" merger provisions of Section 1701.801 of the OGCL.

    CONDITIONS TO THE MERGER. The obligations of Holdings, the Company and Renco to effect the Merger are subject to the satisfaction or waiver on or prior to the closing of the following conditions: (a) the Offer shall have been successfully completed, and all conditions thereto, including, without limitation, the Public Acceptance Condition, shall have been properly waived or satisfied and (b) no temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Merger shall be in effect.

SECTION 10. EXTENSION OF THE OFFER; AMENDMENTS; TERMINATION

    Holdings expressly reserves the right, in its sole discretion, but in any event, subject to the restrictions contained in the Letter Agreement, at any time and from time to time, including upon the occurrence of any event described in "--Section 11. Certain Conditions to the Offer," to extend the period of time during which the Offer is open by giving oral or written notice of such extension to the Depositary.

    If Holdings, subject to the Letter Agreement, elects to decrease the number of Shares being sought or increase or decrease the consideration offered in the Offer to holders of Shares and, if at the time that notice of such increase or decrease is first published, sent or given to holders of Shares in the manner specified below, the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from (and including) the date that the notice is first so published, sent or given, then the Offer will be extended until the expiration of this period of ten business days. For purposes of the Offer, "business day" means any day other than a Saturday, Sunday or a Federal holiday, and consists of the time period from 12:01 a.m. through 12:00 Midnight, New York City time.

    Holdings also expressly reserves the right, subject to the Letter Agreement,
(i) to extend the period of time during which the Offer is open and thereby delay acceptance for payment of and the payment for any Shares or to terminate the Offer and not accept for payment or pay for any Shares not accepted for payment or paid for upon the occurrence of any of the events specified in "--Section 11. Certain Conditions to the Offer," by giving oral or written notice to the Depositary, and (ii) at any time, or from time to time, to amend the Offer in any respect. The rights reserved by Holdings in this paragraph are in addition to Holdings' right to terminate the Offer pursuant to "--Section 11. Certain Conditions to the Offer". Any extension of the period during which the Offer is open, delay in acceptance or payment, termination or amendment of the Offer will be followed, as promptly as practicable, by public announcement thereof, the announcement in the case of an extension to be issued not later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. Without limiting the obligation of Holdings under applicable law (including Rule 14d-4(c) and Rule 14d-6(d) under the Exchange Act) or the manner in which Holdings may choose to make any public announcement, Holdings currently intends to make announcements by issuing a press release to the Dow Jones News Service and making any appropriate filing with the Commission.

    If Holdings extends the Offer, or if Holdings (whether before or after its acceptance for payment of Shares) is delayed in its payment of Shares or is unable to pay for Shares pursuant to the Offer for any reason, then, without prejudice to Holdings' rights under the Offer, the Depositary may retain tendered Shares on behalf of Holdings, and those Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in "--Section 4. Withdrawal Rights." The ability of Holdings to delay payment of Shares which Holdings has accepted for payment is limited by Rule 14d-4(c) under the Exchange Act, however, which requires that Holdings pay the consideration offered or return the securities deposited by or on behalf of the holders of securities promptly after the termination or withdrawal of the Offer.

    If Holdings makes a material change in the terms of the Offer or the information concerning the Offer or if it waives a material condition of the Offer, Holdings will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(c) and 14d-6(d) under the Exchange Act or otherwise. The minimum period during which an offer must remain open following material changes in the terms of the offer or information concerning the offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. With respect to a change in price or a change in percentage of securities sought, a minimum ten business day period is required to allow for adequate dissemination to shareholders and investor response.

SECTION 11. CERTAIN CONDITIONS TO THE OFFER

    Notwithstanding any other term of the Offer or the Merger, Holdings shall not be required to accept for payment or, subject to any applicable rules and regulations of the Commission, including Rule 14e-1(c) under the Exchange Act (relating to Holdings' obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless the Public Acceptance Condition shall have been satisfied. Furthermore, notwithstanding any other term of the Offer, Holdings shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer if, at any time on or after the date hereof, and before the acceptance of such Shares for payment or the payment therefor, any of the following conditions exists:

    (a) there shall be any temporary restraining order, preliminary or permanent injunction or other order by any governmental authority seeking to restrain or prohibit the making or consummation of the Offer or the Letter Agreement;

    (b) there shall be any statute, rule, regulation, judgment, order or injunction enacted, entered, enforced, promulgated or deemed applicable to the Offer or the Merger, or any other action shall be taken by any governmental authority or court, that is reasonably likely to result, directly or indirectly, in any of the consequences referred to in paragraph (a) above;

    (c) there shall have occurred any change or effect (or any development that, insofar as can reasonably be foreseen, is likely to result in any change or effect) that is materially adverse to the business, financial condition or results of operations of the Company and its subsidiaries, taken as a whole;

    (d) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on the NYSE (excluding any coordinated trading halt triggered solely as a result of a specified decrease in a market index), (ii) any extraordinary or material adverse change in the financial markets in the United States, (iii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, (iv) any limitation (whether or not mandatory) by any governmental authority on, or other event that materially affects, the extension of credit by banks or other lending institutions, (v) a commencement of a war or armed hostilities or other national or international calamity directly involving the armed forces of the United States or (vi) in the case of any of the foregoing existing on or after the date hereof, a material acceleration or worsening thereof;

    (e) the Board or the Independent Director shall have withdrawn or modified in a way adverse to Renco, Holdings or the Company its approval or recommendation of the Equity Transactions; or

    (f) the Letter Agreement shall have been terminated in accordance with its terms;

which, in the reasonable good faith judgment of Renco and Holdings, and regardless of the circumstances giving rise to any such condition, makes it inadvisable to proceed with such acceptance for payment or payment.

SECTION 12. CERTAIN LEGAL MATTERS; REGULATORY APPROVALS

    DISSENTERS' RIGHTS. No dissenters' rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Section 1701.85 of the OGCL to dissent and demand judicial determination of, and payment in cash for, the fair value of their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less than the Offer Price.

    If any holder of Shares who exercises dissenters' rights under Section 1701.85 of the OGCL fails to perfect, or effectively withdraws or loses his right to judicial determination of fair value of his Shares, as provided in the OGCL, the Shares of such holder will be converted into the Offer Price in accordance with the Merger. A shareholder may withdraw his demand for such judicial determination by delivery to Holdings of a written withdrawal of his demand therefor.

    Failure to follow the steps required by Section 1701.85 of the OGCL for perfecting appraisal rights may result in the loss of such rights. See Annex B.

    REGULATORY APPROVALS. Renco is not aware of any license or regulatory permit that appears to be material to the business of the Company and its subsidiaries, taken as a whole, that might be adversely affected by Holdings' acquisition of Shares as contemplated herein or of any approval or other action by any governmental authority that would be required for the acquisition or ownership of Shares by the Company as contemplated herein. Should any such approval or other action be required, Renco currently contemplates that such approval or other action will be sought, except as described below under "--State Takeover Laws." While, Holdings does not presently intend to delay the acceptance for payment of or payment for Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to the Company's business or that certain parts of the Company's business might not have to be disposed of if such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, Holdings could decline to accept for payment or pay for any Shares tendered. See "--Section 11. Certain Conditions to the Offer" for certain conditions to the Offer.

    LITIGATION. There is, to the knowledge of Renco and Holdings, no pending or threatened litigation in connection with the Proposal or the Transactions.

    STATE TAKEOVER LAWS. A number of states throughout the United States have enacted takeover statutes that purport, in varying degrees, to be applicable to attempts to acquire securities of corporations that are incorporated or have assets, shareholders, executive offices or places of business in such states. In EDGAR V. MITE CORP., the Supreme Court of the United States held that the Illinois Business Takeover Act, which involved state securities laws that made the takeover of certain corporations more difficult, imposed a substantial burden on interstate commerce and therefore was unconstitutional. In CTS CORP.
V. DYNAMICS CORP. OF AMERICA, however, the Supreme Court of the United States held that a state may, as a matter of corporate law and, in particular, those laws concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without prior approval of the remaining shareholders, provided that such laws were applicable only under certain conditions.

    Renco, Holdings and the Company do not believe that any state takeover statutes apply to the Offer or the Merger. None of the Company, Holdings or Renco has currently complied with any state takeover statute or regulation, nor does any of them intend to do so. The Company reserves the right to challenge the applicability or validity of any state law purportedly applicable to the Offer or the Merger and nothing in this Offer to Purchase or any action taken in connection with the Offer or the Merger is intended as a waiver of such right. If it is asserted that any state takeover statute is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, the Company might be required to file certain information with, or to receive approvals from, the relevant state authorities, and Holdings might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer or the Merger. In such case, Holdings may not be obligated to accept for payment or pay for any Shares tendered pursuant to the Offer.

    STATE DISCLOSURE LAWS. Section 1707.041 of the OGCL ("Section 041") provides that no control bid for any securities of a subject company shall be made pursuant to a tender offer until the offeror files with the Ohio Division of Securities (the "Division") the information prescribed in division (A)(2) of
Section 041. That information is generally included in the Offer to Purchase. A subject company means an issuer that (A) owns or controls assets within Ohio that have a fair market value of at least one million dollars or satisfies certain other criteria and (B) either (i) more than ten percent of its beneficial or record equity security holders are resident in Ohio, (ii) more than ten percent of its equity securities are owned beneficially or of record by residents in Ohio or (iii) more than one thousand of its beneficial or record equity security holders are resident in Ohio. Holdings intends to make a filing containing all material information required under Section 041 with the Division. Within three calendar days of the date of filing by Holdings, the Division may by order summarily suspend continuation of the control bid if the Division determines that all the information has not been provided by the offeror or the control bid materials provided to offerees do not provide full information to offerees of all material information concerning the control bid, which suspension shall remain in effect until a hearing held by the Division within ten calendar days of the date on which the suspension is imposed.

    ANTITRUST. Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), acquisitions may not be consummated unless information has been furnished to the Federal Trade Commission and the Antitrust Division of the Department of Justice and certain waiting period requirements have been satisfied. Renco, Holdings and the Company believe, however, that the HSR Act is not applicable to the Equity Transactions because Renco owns in excess of 50% of the outstanding Shares, and that neither the Offer nor the Merger will violate antitrust laws.

SECTION 13. FEES AND EXPENSES

    DLJ is acting as Dealer Manager in connection with the Offer, as well as in connection with the Debt Tender Offer, and is acting as initial purchaser in the Debt Offering, and has provided certain financial advisory services to Holdings in connection therewith. Holdings has agreed to reimburse DLJ for all out-of-pocket expenses incurred thereby in connection therewith, including the reasonable fees of its counsel, and to indemnify DLJ and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws.

    The Independent Director has retained the services of Gleacher NatWest to act as financial advisor. The Company has agreed to pay a fee of $500,000 to Gleacher NatWest and to reimburse Gleacher NatWest for all out-of-pocket expenses incurred thereby in connection therewith, including the reasonable fees of its counsel, W&C, and to indemnify Gleacher NatWest and certain related persons against certain liabilities and expenses, including certain liabilities under the federal securities laws. In addition, the Independent Director has retained independent counsel, S&S, and the Company has agreed to pay the reasonable fees of such counsel. The foregoing out-of-pocket expenses are estimated to be approximately $100,000.

    Holdings has retained Georgeson & Company Inc. to act as the Information Agent, and American Stock Transfer & Trust Company to act as the Depositary, in connection with the Offer. The Information Agent and the Depositary each will receive reasonable and customary compensation for its services, will be reimbursed for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under the federal securities laws.

    Except as set forth in this Section 13, neither the Company nor Holdings will pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will be reimbursed by Holdings for customary mailing and handling expenses incurred by them in forwarding the offering materials to their customers.

    The estimated costs and fees of Holdings in connection with the Offer are as follows:

Legal Fees........................................................  $ 150,000
Printing and Mailing Expenses.....................................     50,000
Filing Fees.......................................................     11,315
Depositary Fees...................................................     10,000
Information Agent Fees............................................      3,750
Miscellaneous.....................................................     24,935
                                                                    ---------
    Total.........................................................  $ 250,000
                                                                    ---------
                                                                    ---------

    In addition, Renco has obtained the financing for the Equity Transactions from Congress for which it expects to pay customary fees.

SECTION 14. MISCELLANEOUS

    The Offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares residing in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws or such jurisdiction. However, Holdings may, in its discretion, take such action as it may deem necessary to make the Offer in any jurisdiction and extend the Offer to holders of Shares in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Holdings by the Dealer Manager or one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

    Holdings and Renco have filed with the Commission the Schedule 13E-3 and the
Schedule 14D-1, pursuant to Sections 13(e) and 14(d)(1), and the Company has filed with the Commission the Schedule 14D-9, pursuant to Section 14(d)(4), of the Exchange Act, respectively, containing certain additional information with respect to the Offer. Such schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained from the principal office of the Commission in the manner set forth in "--Section 8. Certain Information Concerning the Company, Renco and Holdings" (except that they will not be available at the regional offices of the Commission).

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF HOLDINGS NOT CONTAINED IN THIS OFFER TO PURCHASE OR IN THE LETTER OF TRANSMITTAL AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED.

                                          WCI STEEL HOLDINGS, INC.

October 28, 1996

                                   SCHEDULE I
             DIRECTORS AND EXECUTIVE OFFICERS OF RENCO AND HOLDINGS

A. DIRECTORS AND EXECUTIVE OFFICERS OF RENCO

    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Renco. All of the executive officers and directors of Renco are citizens of the United States, whose present business address is The Renco Group, Inc., 30 Rockefeller Plaza, New York, New York 10112. The present principal occupation or employment of each of the executive officers and directors of Renco is as set forth below and, except as set forth below, such occupation or employment has been the principal occupation or employment for each respective director and officer for the past five years.

                                                                PRESENT PRINCIPAL OCCUPATION OR
NAME                                                      EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ------------------------------------------------------------------
Ira Leon Rennert.............................  Chairman of the Board of Directors; President
Roger L. Fay.................................  Director; Vice President Finance
Marvin M. Koenig.............................  Director; Executive Vice President
John A. Siegel, Jr...........................  Vice President Taxation
Dennis A. Sadlowski, Esq.....................  Vice President of Law. From October 1, 1976 to March 1, 1996, Vice
                                               President, Secretary and General Counsel of Mill Master Onyx
                                               Group, Inc.
Justin W. D'Atri, Esq........................  Director; Secretary. Practicing attorney as partner with Summit
                                               Solomon & Feldesman (including its predecessors) from September
                                               1981 to March 1993, and as of counsel to Baer Marks & Upham from
                                               March 1993 until retirement in June 1996. Currently a consultant to Renco.

B. DIRECTORS AND EXECUTIVE OFFICERS OF HOLDINGS

    The following table sets forth the name, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each executive officer and director of Holdings. All of the executive officers and directors of Holdings are citizens of the United States, whose present business address is c/o The Renco Group, Inc., 30 Rockefeller Plaza, New York, New York 10112. The present principal occupation or employment of each of the executive officers and directors of Holdings is as set forth below and, except as set forth below, such occupation or employment has been the principal occupation or employment for each respective director and officer for the past five years.

                                                                PRESENT PRINCIPAL OCCUPATION OR
NAME                                                      EMPLOYMENT AND FIVE-YEAR EMPLOYMENT HISTORY
---------------------------------------------  ------------------------------------------------------------------
Ira Leon Rennert.............................  Director; Chief Executive Officer
Roger L. Fay.................................  Vice President

                                    ANNEX A

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY

                                                                                                         PAGE
                                                                                                     -------------

Independent Auditor's Report.......................................................................       A-2

Consolidated Balance Sheets as of October 31, 1994 and 1995 and unaudited as of
  July 31, 1996....................................................................................       A-3

Consolidated Statements of Income for the years ended October 31, 1993, 1994 and 1995 and unaudited
  for the nine months ended July 31, 1995 and 1996.................................................       A-4

Consolidated Statements of Shareholders' Equity for the years ended October 31, 1993, 1994 and 1995
  and unaudited for the nine months ended July 31, 1996............................................       A-5

Consolidated Statements of Cash Flows for the years ended October 31, 1993, 1994 and 1995 and
  unaudited for the nine months ended July 31, 1995 and 1996.......................................       A-6

Notes to Consolidated Financial Statements.........................................................   A-7 to A-18

                          INDEPENDENT AUDITORS' REPORT

To the Shareholders and Board of Directors
  WCI Steel, Inc. and Subsidiaries:

    We have audited the accompanying consolidated balance sheets of WCI Steel, Inc. and subsidiaries (a majority-owned subsidiary of The Renco Group, Inc.) as of October 31, 1995 and 1994, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of WCI Steel, Inc. and subsidiaries as of October 31, 1995 and 1994, and the results of their operations and their cash flows for each of the years in the three-year period ended October 31, 1995, in conformity with generally accepted accounting principles.

    As discussed in Notes 1 and 9 to the consolidated financial statements, effective November 1, 1993, the Company changed its method of accounting for income taxes to adopt the provisions of the Financial Accounting Standards Board's Statement of Financial Accounting Stardards No. 109, ACCOUNTING FOR INCOME TAXES.

                                          KPMG PEAT MARWICK LLP

Cleveland, Ohio
December 1, 1995

                        WCI STEEL, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

                                     ASSETS

                                                                                  OCTOBER 31,
                                                                              --------------------   JULY 31,
                                                                                1994       1995        1996
                                                                              ---------  ---------  -----------
                                                                                                    (UNAUDITED)
Current assets
  Cash and cash equivalents.................................................  $  71,426  $  94,266   $ 138,633
  Short-term investments....................................................     --         12,282      18,052
  Accounts receivable, less allowances for doubtful accounts of $2,400,
    $2,258 and $1,700, respectively.........................................     73,429     33,616      65,652
  Inventories...............................................................    108,423    101,089      81,044
  Recoverable income taxes..................................................     --          5,960      --
  Deferred income taxes.....................................................     13,523     11,102      10,499
  Prepaid expenses..........................................................        353      1,372         361
                                                                              ---------  ---------  -----------
      Total current assets..................................................    267,154    259,687     314,241
Property, plant and equipment, net..........................................    196,212    189,733     195,033
Intangible pension asset....................................................     --         44,028      41,157
Other assets, net...........................................................     18,230     25,711      21,516
                                                                              ---------  ---------  -----------
      Total assets..........................................................  $ 481,596  $ 519,159   $ 571,947
                                                                              ---------  ---------  -----------
                                                                              ---------  ---------  -----------


                                     LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
  Current portion of long-term debt.........................................  $   2,253  $   2,323   $   2,447
  Accounts payable..........................................................     72,949     47,740      72,640
  Accrued liabilities.......................................................     44,407     39,584      48,596
  Income taxes..............................................................      6,926      1,611       2,745
                                                                              ---------  ---------  -----------
      Total current liabilities.............................................    126,535     91,258     126,428
Long-term debt, excluding current portion...................................    213,855    211,531     209,354
Deferred income taxes.......................................................      9,670     10,367       9,351
Postretirement health benefits..............................................     66,221     76,287      80,378
Pension benefits............................................................     --         44,027      46,231
Other liabilities...........................................................     21,438     26,194      26,741
                                                                              ---------  ---------  -----------
      Total liabilities.....................................................    437,719    459,664     498,483
                                                                              ---------  ---------  -----------
Shareholders' equity
  Common stock, stated value $.01, 40,000,000 shares authorized, 36,575,500,
    36,563,300 and 36,623,700 shares issued at October 31, 1994 and 1995 and
    July 31, 1996, respectively.............................................        366        366         366
  Treasury stock at cost, 222,300 shares....................................     --         --          (1,200)
  Additional paid-in capital................................................        300        458         534
  Retained earnings.........................................................     43,211     58,671      73,764
                                                                              ---------  ---------  -----------
      Total shareholders' equity............................................     43,877     59,495      73,464
                                                                              ---------  ---------  -----------
Commitments and contingencies...............................................     --         --          --
      Total liabilities and shareholders' equity............................  $ 481,596  $ 519,159   $ 571,947
                                                                              ---------  ---------  -----------
                                                                              ---------  ---------  -----------

          See accompanying notes to consolidated financial statements.

                        WCI STEEL, INC. AND SUBSIDIARIES

                       CONSOLIDATED STATEMENTS OF INCOME

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                                               NINE MONTHS ENDED
                                                              YEARS ENDED OCTOBER 31,               JULY 31,
                                                         ----------------------------------  ----------------------
                                                            1993        1994        1995        1995        1996
                                                         ----------  ----------  ----------  ----------  ----------
                                                                                                  (UNAUDITED)
Net Sales..............................................  $  578,639  $  709,363  $  630,990  $  523,611  $  490,147
Operating costs and expenses
  Cost of products sold................................     492,000     574,610     544,789     423,834     411,467
  Depreciation and amortization........................      20,978      19,868      21,178      15,504      16,960
  Selling, general, and administrative expenses........      19,144      34,889      19,675      16,827      15,939
                                                         ----------  ----------  ----------  ----------  ----------
                                                            532,122     629,367     585,642     456,165     444,366
                                                         ----------  ----------  ----------  ----------  ----------
    Operating income...................................      46,517      79,996      45,348      67,446      45,781
                                                         ----------  ----------  ----------  ----------  ----------
Other income (expense)
  Interest expense.....................................     (23,182)    (28,709)    (25,787)    (19,530)    (18,742)
  Interest and other income, net.......................         301       1,505       6,212       4,510       4,813
                                                         ----------  ----------  ----------  ----------  ----------
                                                            (22,881)    (27,204)    (19,575)    (15,020)    (13,929)
                                                         ----------  ----------  ----------  ----------  ----------
    Income before income taxes, extraordinary losses
      and cumulative effect of change in accounting
      principle........................................      23,636      52,792      25,773      52,426      31,852
Income tax expense.....................................       9,485      21,939      10,313      21,007      12,740
                                                         ----------  ----------  ----------  ----------  ----------
    Income before extraordinary losses and cumulative
      effect of change in accounting principle.........      14,151      30,853      15,460      31,419      19,112
Extraordinary losses on early retirement of debt, net
  of income taxes......................................      --         (20,214)     --          --          --
Cumulative effect of change in accounting for income
  taxes................................................      --             834      --          --          --
                                                         ----------  ----------  ----------  ----------  ----------
    Net income.........................................  $   14,151  $   11,473  $   15,460  $   31,419  $   19,112
                                                         ----------  ----------  ----------  ----------  ----------
                                                         ----------  ----------  ----------  ----------  ----------
Income per common share
  Income before extraordinary losses and cumulative
    effect of change in accounting principle...........  $      .44  $      .94  $      .42  $      .86  $      .52
  Extraordinary losses on early retirement of debt, net
    of income taxes....................................      --            (.62)     --          --          --
Cumulative effect of change in accounting for income
  taxes................................................      --             .02      --          --          --
                                                         ----------  ----------  ----------  ----------  ----------
Net income per common share............................  $      .44  $      .34  $      .42  $      .86  $      .52
                                                         ----------  ----------  ----------  ----------  ----------
                                                         ----------  ----------  ----------  ----------  ----------
Dividends paid per common share........................      --          --          --          --      $      .11
                                                         ----------  ----------  ----------  ----------  ----------
                                                         ----------  ----------  ----------  ----------  ----------

          See accompanying notes to consolidated financial statements.

                        WCI STEEL, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                YEARS ENDED OCTOBER 31, 1993, 1994, AND 1995 AND
                THE NINE MONTHS ENDED JULY 31, 1996 (UNAUDITED)

                                                                               ADDITIONAL                   TOTAL
                                            PREFERRED     COMMON    TREASURY     PAID-IN     RETAINED   SHAREHOLDERS'
                                              STOCK       STOCK       STOCK      CAPITAL     EARNINGS      EQUITY
                                           -----------  ----------  ---------  -----------  ----------  -------------
                                                        (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNT)

Balance at October 31, 1992..............   $   5,000   $   10,000  $  --       $  --       $   36,974   $    51,974
Net income...............................      --           --         --          --           14,151        14,151
Cancellation and elimination of
  previously declared and unpaid
  dividends on common stock..............      --           --         --          --            3,043         3,043
                                           -----------  ----------  ---------  -----------  ----------  -------------
Balance at October 31, 1993..............       5,000       10,000     --          --           54,168        69,168
Net income...............................      --           --         --          --           11,473        11,473
Capital contribution.....................      --           --         --           4,001       --             4,001
Common stock split and change to stated
  value of $.01 per share................      --           (9,693)    --           9,693       --           --
Issuance of common stock.................      --               58     --          51,826       --            51,884
Predecessor basis adjustment.............      --           --         --         (65,520)     (20,480)      (86,000)
Redemption of preferred stock, including
  dividends of $1,950....................      (5,000)      --         --          --           (1,950)       (6,950)
Other....................................      --                1     --             300       --               301
                                           -----------  ----------  ---------  -----------  ----------  -------------
Balance at October 31, 1994..............      --              366     --             300       43,211        43,877
Net income...............................      --           --         --          --           15,460        15,460
Other....................................      --           --         --             158       --               158
                                           -----------  ----------  ---------  -----------  ----------  -------------
Balance at October 31, 1995..............   $  --       $      366     --       $     458   $   58,671   $    59,495
Net Income...............................      --           --         --          --           19,112        19,112
Dividends paid on common stock...........      --           --         --          --           (4,019)       (4,019)
Purchase of treasury stock...............      --           --         (1,200)     --           --            (1,200)
Other....................................      --           --         --              76       --                76
                                           -----------  ----------  ---------  -----------  ----------  -------------

Balance at July 31, 1996.................      --              366     (1,200)        534       73,764        73,464
                                           -----------  ----------  ---------  -----------  ----------  -------------
                                           -----------  ----------  ---------  -----------  ----------  -------------

          See accompanying notes to consolidated financial statements.

                        WCI STEEL, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                                  NINE MONTHS
                                                                 YEARS ENDED OCTOBER 31,         ENDED JULY 31,
                                                             -------------------------------  --------------------
                                                               1993       1994       1995       1995       1996
                                                             ---------  ---------  ---------  ---------  ---------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income.................................................  $  14,151  $  11,473  $  15,460  $  31,419  $  19,112
Adjustments to reconcile net income to net cash provided by
  operating activities
  Depreciation and amortization............................     20,978     19,868     19,713     14,869     14,763
  Amortization of deferred blast furnace maintenance
    costs..................................................     --         --          1,465        635      2,197
  Amortization of financing costs..........................      1,827      2,272      2,180      1,636      1,637
  Postretirement health benefits...........................      9,269      9,607     10,066      7,505      4,091
  Pension benefits.........................................     --         --         --         --          5,075
  Provision for losses on accounts receivable..............      1,200        812        117        117       (558)
  Deferred income taxes....................................     (1,084)    (3,738)     3,118      2,826       (413)
  Extraordinary losses.....................................     --         33,803     --         --         --
  Cumulative effect of change in accounting principle......     --           (834)    --         --         --
  Expenses paid by Parent net of related tax benefit.......     --          4,000     --         --         --
  Other....................................................      4,027        720       (836)    (1,020)       (78)
  Cash provided (used) by changes in certain assets and
    liabilities
      Accounts receivable..................................     (9,023)    (5,524)    39,696      8,767    (31,478)
      Inventories..........................................     (1,452)   (13,670)     7,334     13,145     20,045
      Prepaid expenses and other assets....................        232      1,012     (1,031)       344      1,372
      Accounts payable.....................................        636     (7,960)   (25,209)    (2,221)    24,900
      Accrued liabilities..................................     11,782     12,134     (4,823)     3,970      9,012
      Income taxes payable and recoverable, net............      6,255      2,572    (11,275)      (168)     7,094
      Other liabilities....................................      1,769     10,375      4,756      2,951        547
                                                             ---------  ---------  ---------  ---------  ---------
        Net cash provided by operating activities..........     60,567     76,922     60,731     84,775     77,318
                                                             ---------  ---------  ---------  ---------  ---------

CASH FLOWS FROM INVESTING ACTIVITIES
  Additions to property, plant and equipment...............    (14,639)    (8,387)   (14,575)   (12,552)   (20,406)
  Deferred blast furnace maintenance costs.................     --         (5,984)   (11,598)   (11,391)    --
  Gross proceeds from the sale of assets...................     --         --          2,818      2,818        497
  Purchase of short-term investments, net..................     --         --        (12,282)    --         (5,770)
                                                             ---------  ---------  ---------  ---------  ---------
      Net cash used by investing activities................    (14,639)   (14,371)   (35,637)   (21,125)   (25,679)
                                                             ---------  ---------  ---------  ---------  ---------

CASH FLOWS FROM FINANCING ACTIVITIES
  Principle payments of long-term debt.....................    (44,764)  (170,750)    (2,254)    (1,960)    (2,053)
  Dividends paid on common shares..........................     --         --         --         --         (4,019)
  Purchases of treasury stock..............................     --         --         --         --         (1,200)
  Repayments under revolving credit facility...............   (107,856)    --         --         --         --
  Proceeds from issuance of long-term debt.................    125,000    250,000     --         --         --
  Net proceeds from issuance of common stock...............     --         51,884     --         --         --
  Redemption of preferred stock, including cumulative
    dividends..............................................     --         (6,950)    --         --         --
  Predecessor basis adjustment.............................     --        (86,000)    --         --         --
  Premiums paid on early retirement of debt................       (500)   (26,656)    --         --         --
  Financing costs paid.....................................     (9,161)   (12,019)    --         --         --
                                                             ---------  ---------  ---------  ---------  ---------
      Net cash used by financing activities................    (37,281)      (491)    (2,254)    (1,960)    (7,272)
                                                             ---------  ---------  ---------  ---------  ---------
Net increase in cash and cash equivalents..................      8,647     62,060     22,840     61,690     44,367
Cash and cash equivalents at beginning of year.............        719      9,366     71,426     71,426     94,266
                                                             ---------  ---------  ---------  ---------  ---------
Cash and cash equivalents at end of year...................  $   9,366  $  71,426  $  94,266  $ 133,116  $ 138,633
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------
Supplemental disclosure of cash flow information...........
  Cash paid for interest...................................  $  15,797  $  25,383  $  23,718  $  12,644  $  11,811
  Cash paid for income taxes...............................      4,315     11,561     18,471     18,348      6,071
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

          See accompanying notes to consolidated financial statements.

                        WCI STEEL, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    WCI Steel, Inc. (Company) is a majority-owned subsidiary of The Renco Group, Inc. (Renco or Parent).

    (a) PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany profits, transactions, and balances have been eliminated in consolidation.

    (b) CASH AND CASH EQUIVALENTS

    Cash and cash equivalents include cash on hand and short-term investments with maturities of three months or less from the date of acquisition.

    (c) SHORT-TERM INVESTMENTS

    Short-term investments consist of United States government or agency issues which have maturities of less than one year but greater than three months when purchased. These investments are stated at cost plus accrued interest which approximates market value.

    (d) INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method.

    (e) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is recorded at cost. Depreciation is calculated on the straight-line method over the estimated useful lives of the assets. Expenditures for normal repairs and maintenance are charged to expense as incurred.

    (f) OTHER ASSETS

    Other assets include deferred financing costs which are amortized using the effective yield method over the term of the related financing and deferred blast furnace maintenance costs which are amortized using the straight-line method over a six-year period.

    (g) INCOME TAXES

    The Company is included in the consolidated income tax return of Renco. Under the terms of the present tax sharing agreement with Renco, income taxes are allocated to the Company on a separate return basis, except that transactions between the Company, its subsidiaries, Renco and Renco's other subsidiaries are accounted for on a cash basis and the Company does not receive the benefit of net operating tax loss carryforwards, unless such tax losses were a result of timing differences between the Company's accounting for tax and financial reporting purposes.

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Effective November 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES (Statement 109), which supersedes Statement No. 96, ACCOUNTING FOR INCOME TAXES. The Company previously accounted for income taxes under APB No. 11, having elected not to adopt Statement No. 96 prior to its required effective date. Statement 109 changed the Company's method of accounting for income taxes from the deferred method required under APB No. 11 to the asset and liability method. Under the deferred method, annual income tax expense was matched with pretax accounting income by providing deferred taxes at current tax rates for timing differences between the determination of net income for financial reporting and tax purposes. The objective of the asset and liability method is to establish deferred tax assets and liabilities for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized or settled.

    (h) ENVIRONMENTAL COMPLIANCE COSTS

    Environmental expenditures that relate to current operations are expensed or capitalized as appropriate. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial expenditures are probable, and the cost can be reasonably estimated. Generally, the timing of these accruals coincides with the earlier of completion of a feasibility study or the Company's development of, or commitment to, a plan of action based on the then known facts.

    (i) NET INCOME PER COMMON SHARE

    Net income per common share is computed by dividing net income, less cumulative preferred stock dividends prior to redemption in July 1994, by the weighted average common shares outstanding during the period. Preferred dividends amounted to $400,000 in 1994 and $600, 000 in 1993. The weighted average common shares outstanding were 30,750,000 in 1993, 32,491,103 in 1994, 36,575,227 in 1995, 36,576,444 for the nine months ended July 31, 1995 and
36,552,069 for the nine months ended July 31, 1996.

    (j) SIGNIFICANT CUSTOMER

    Sales to the Company's largest customer were 8.1%, 9.9%, 10.0% and 9.3% of net sales during 1993, 1994, 1995 and the nine months ended July 31, 1996 respectively.

    (k) USE OF ESTIMATES IN PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    (l) RECLASSIFICATIONS

    Certain items in the consolidated financial statements for 1993 and 1994 have been reclassified to conform to the 1995 presentation.

(2) INVENTORIES

    Inventories consist of the following:

                                                                OCTOBER 31
                                                          ----------------------   JULY 31,
                                                             1994        1995        1996
                                                          ----------  ----------  -----------
                                                                                  (UNAUDITED)

                                                                (DOLLARS IN THOUSANDS)
Raw materials...........................................  $   22,711  $   41,471   $  30,785
Finished and semi-finished product......................      90,339      65,979      57,807
Supplies................................................         613         571         380
                                                          ----------  ----------  -----------
                                                             113,663     108,021      88,972
Less LIFO reserve.......................................       5,240       6,932       7,928
                                                          ----------  ----------  -----------
                                                          $  108,423  $  101,089   $  81,044
                                                          ----------  ----------  -----------
                                                          ----------  ----------  -----------

(3) PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is comprised of the following:

                                                                OCTOBER 31
                                                          ----------------------   JULY 31,
                                                             1994        1995        1996
                                                          ----------  ----------  -----------
                                                                                  (UNAUDITED)

                                                                (DOLLARS IN THOUSANDS)
Land and improvements...................................  $      623  $      585   $     540
Buildings...............................................      25,315      24,965      25,594
Machinery and equipment.................................     257,524     252,988     251,643
Construction in progress................................       6,328       4,043      21,159
                                                          ----------  ----------  -----------
                                                             289,790     282,581     298,936
Less accumulated depreciation...........................      93,578      92,848     103,903
                                                          ----------  ----------  -----------
                                                          $  196,212  $  189,733     195,033
                                                          ----------  ----------  -----------
                                                          ----------  ----------  -----------

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(4) LONG-TERM DEBT

    Long-term debt consists of the following:

                                                    OCTOBER 31
                                               --------------------   JULY 31,
                                                 1994       1995        1996
                                               ---------  ---------  -----------
                                                                     (UNAUDITED)
                                                    (DOLLARS IN THOUSANDS)

Senior Notes with interest at 10.5% payable
  semiannually, due 2002.....................  $ 206,400  $ 206,400     206,400
Revolving Credit Facility (Revolver) with
  interest at prime plus 1.75% (10.5% at
  October 31, 1995) payable monthly..........     --         --          --
Other........................................      9,708      7,454       5,401
                                               ---------  ---------  -----------
                                                 216,108    213,854     211,801

Less current portion of long-term debt.......      2,253      2,323       2,447
                                               ---------  ---------  -----------
                                               $ 213,855  $ 211,531     209,354
                                               ---------  ---------  -----------
                                               ---------  ---------  -----------

    On December 29, 1992, the Company issued $125,000,000, 12.625% senior secured notes (Notes) due in the year 2002. The proceeds from this offering were used to repay certain outstanding long-term debt, cover transaction costs, and decrease the balance of the Company's revolving credit facility. On December 14, 1993, Renco Steel, Inc. (RSI), a wholly owned subsidiary of Renco, completed the sale of $250,000,000, 10.5% senior notes (Senior Notes) due 2002, which were guaranteed on a senior basis by the Company. The Senior Notes are secured by a first priority lien on substantially all of the Company's property, plant and equipment, excluding the assets of its subsidiaries. The proceeds from the Senior Notes were used to enable RSI to acquire all of the outstanding capital stock of the Company for $86,000,000 from Renco (Acquisition), and to retire the Company's then outstanding 12.625% Notes at a rate of $1,200 per $1,000 principal amount outstanding plus accrued interest, and to cover transaction costs.

    Immediately upon completion of the sale of the Senior Notes and the Acquisition, RSI was merged with and into the Company (Merger) and, accordingly, the Senior Notes became a direct obligation of the Company. RSI was incorporated on September 10, 1993 and was subsequently capitalized with $1,000. RSI had no operations from its inception through the date of the Merger. The Acquisition and the Merger have been accounted for as a combination of entities under common control and, accordingly, the amount paid by RSI to acquire the Company has been reflected as a reduction of the Company's shareholders' equity. Upon completion of the above transactions, Renco paid $6,000,000 of bonuses to certain executives of the Company. The bonuses are reflected as compensation in the Company's statement of operations in fiscal 1994 and as a capital contribution, net of income taxes.

    The Company recognized extraordinary losses totalling $20,214,000 net of income tax benefits of $13,589,000 on the early retirement of the Notes and the repurchase of a portion of the Senior Notes in connection with the Company's initial public stock offering discussed in Note 13. The extraordinary losses consist primarily of premiums paid on the early retirement of debt and accelerated amortization of deferred financing costs.

    The Company has a $100,000,000 Revolver secured by and subject to eligible inventories and receivables as defined, reduced by any outstanding letters of credit. The Revolver is subject to an annual

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(4) LONG-TERM DEBT (CONTINUED)
commitment fee of .5 of 1% of the unused balance payable monthly. There were no borrowings outstanding under the Revolver as of or during the year or nine months ended October 31, 1995 and July 31, 1996, respectively. The Revolver, which expires December 29, 1996, also provides for up to an aggregate amount of $10,000,000 in letters of credit. The Company had $88,086,000 available under the Revolver at October 31, 1995 based on the then existing level of eligible accounts receivable and inventory with approximately $9,630,000 in letters of credit outstanding. The Revolver is subject to a penalty of $1,000,000 if terminated, without being refinanced with the same lender, prior to December 29, 1996 (see Note 15).

    The Company's debt agreements contain certain financial and other covenants, including maintenance of specified levels of net worth as defined, working capital, and debt service and limitations on capital expenditures. Additional covenants limit payments affecting subsidiaries, purchases of the Company's common stock, transactions with affiliates, sale/leaseback transactions, impairment of security interest, consolidations, mergers and transfer of the Company's assets. As of December 14, 1995, the Company is permitted to declare and pay dividends, purchase its common stock, and to make other transactions with affiliates provided no condition of default exists or will exist, the Company meets a specified fixed charge coverage ratio, and the accumulated amount of such transactions is no greater than fifty percent (50%) of the consolidated net income (less 100% of any consolidated net loss) earned for periods subsequent to October 31, 1995 when taken as a single accounting period less management fees paid to Renco for the same period.

    Aggregate principal payments on long-term debt for the five years subsequent to October 31, 1995 are as follows: $2,348,000 in 1996, $2,448,000 in 1997,
$1,320,000 in 1998, $116,000 in 1999 and $122,000 in 2000. The fair value of the
Senior Notes was $199,950,000 at October 31, 1995 based on quoted market prices.

(5) ACCRUED LIABILITIES

    Accrued liabilities included employment related costs of $26,830,000 and $25,140,000 at October 31, 1994 and 1995, respectively and $27,846,000 at July
31, 1996.

(6) EMPLOYEE COMPENSATION PLANS

    The Company has a profit sharing plan for the benefit of all bargained for employees and a variable compensation plan for the benefit of substantially all salaried employees. The amount of compensation due under these plans is based on the Company's pretax income as defined under the agreements in effect. Total expense under the plans was $6,488,000, $15,297,000 and $8,455,000 for the years ended October 31, 1993, 1994, and 1995, respectively and $12,010,000 and $7,520,000 for the nine months ended July 31, 1995 and 1996, respectively.

    In addition, the Company has deferred compensation agreements with certain management employees, which are based on changes in the net worth of the Company, as defined. For the years ended October 31, 1993, 1994, and 1995, the Company expensed approximately $1,737,000, $9,902,000, and

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(6) EMPLOYEE COMPENSATION PLANS (CONTINUED)
$2,638,000, respectively, under these plans and $3,615,000 and $2,224,000 for the nine months ended July 31, 1995 and 1996, respectively.

(7) PENSION PLANS

    The Company has defined contribution retirement plans that cover substantially all employees. Contributions under the plans are based on employee age and compensation and aggregated approximately $5,002,000, $4,953,000 and $4,988,000 for the years ended October 31, 1993, 1994, and 1995, respectively and $3,779,000 and $4,005,000 for the nine months ended July 31, 1995 and 1996, respectively.

    During 1995, the Company adopted a defined benefit pension plan in connection with a new four-year collective bargaining agreement with the United Steelworkers of America. The plan, which covers substantially all bargained for employees, provides minimum pension benefits based on age, years of service and benefits provided under the Company's defined contribution plan and a predecessor company's defined benefit plan. The Company intends to make future contributions to the plan in amounts that at least meet the minimum funding requirements of ERISA and the Internal Revenue Code.

    The following table sets forth the funded status of the plan at October 31, 1995:

Actuarial present value of benefit obligations (dollars in thousands):
  Accumulated benefit obligation, including vested benefits of $49,531...........  $  58,028
                                                                                   ---------
                                                                                   ---------
  Projected benefit obligation...................................................  $  58,528
  Plan assets at fair value......................................................     14,001
                                                                                   ---------
  Projected benefit obligation in excess of plan assets..........................    (44,527)
  Unrecognized prior service cost................................................     44,528
  Additional minimum liability...................................................    (44,028)
                                                                                   ---------
  Accrued pension cost...........................................................  $ (44,027)
                                                                                   ---------
                                                                                   ---------

    Statement of Financial Accounting Standards No. 87, EMPLOYERS' ACCOUNTING FOR PENSIONS, requires the Company to recognize a minimum pension liability equal to the amount by which the actuarial present value of the accumulated benefit obligation exceeds the fair value of the plan assets. Accordingly, the Company has recognized a liability in the amount of $44,027,000 at October 31, 1995. A corresponding amount is recognized as an intangible asset to the extent of the unrecognized prior service cost. An intangible asset of $44,028,000 was recognized at October 31, 1995 representing unrecognized prior service cost.

    An assumed discount rate of 6.5% and an expected return on plan assets of 7.5% were used for purposes of valuing the benefits under the defined benefit pension plan.

(8) POSTRETIREMENT HEALTH BENEFITS

    The Company provides postretirement health care and life insurance benefits to employees who retire from the Company upon meeting certain age and length of service eligibility requirements.

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(8) POSTRETIREMENT HEALTH BENEFITS (CONTINUED)
    The following table sets forth the plan's accumulated postretirement benefit obligation:

                                                                          OCTOBER 31
                                                                     --------------------
                                                                       1994       1995
                                                                     ---------  ---------
                                                                         (DOLLARS IN
                                                                          THOUSANDS)
Accumulated postretirement benefit obligation
Retirees...........................................................  $  15,126  $  16,663
Fully eligible active plan participants............................     39,997     34,492
Other active participants..........................................     37,540     43,087
                                                                     ---------  ---------
                                                                        92,663     94,242

Unrecognized prior service cost resulting from plan amendments.....    (13,449)   (11,867)
Unrecognized net loss from past experience different from that
  assumed and from changes in assumptions..........................    (12,993)    (6,088)
                                                                     ---------  ---------
Accrued postretirement benefit cost................................  $  66,221  $  76,287
                                                                     ---------  ---------
                                                                     ---------  ---------

    The accumulated postretirement benefit obligation was determined using a discount rate of 7.0% in 1995 (8.0% in 1994) and an assumed health care cost trend rate of 8% in 1996, gradually declining to 5% after 2003. Assuming a 1% increase in the health care cost trend rate, the accumulated postretirement benefit obligation at October 31, 1995 would increase by $17,607,000 along with an increase in the 1995 service and interest cost components of $1,457,000.

    Net periodic postretirement benefit costs included the following components:

                                                                      YEARS ENDED OCTOBER 31
                                                                  -------------------------------
                                                                    1993       1994       1995
                                                                  ---------  ---------  ---------
Service cost....................................................  $   2,209  $   2,419  $   2,562
Interest cost...................................................      6,052      6,035      7,007
Net amortization and deferral...................................      1,637      1,866      1,025
                                                                  ---------  ---------  ---------
Net periodic postretirement benefit cost........................  $   9,898  $  10,320  $  10,594
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

    The Company's policy had been to fund claims as incurred. Total claims paid during the years ended October 31, 1993, 1994 and 1995 were $629,000, $713,000, and $528,000, respectively. In connection with the new four-year collective bargaining agreement with the United Steelworkers of America, the Company has agreed to establish a trust to begin funding postretirement health care and life insurance benefits for substantially all hourly employees. The Company has agreed to make an initial contribution of $2,000,000 to the trust and to contribute a minimum of $1,525,000 per year beginning in 1996. The Company will continue to pay current claims as incurred until the trust assets exceed 50% of the accumulated postretirement benefit obligation for the hourly employees included in the plan.

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(9) INCOME TAXES

    The provision for income tax expense (benefit) is comprised of the following:

                                                                     YEARS ENDED OCTOBER 31
                                                                 -------------------------------
                                                                   1993       1994       1995
                                                                 ---------  ---------  ---------
                                                                     (DOLLARS IN THOUSANDS)
Federal income taxes
  Current......................................................  $   7,071  $  19,419  $   5,770
  Deferred.....................................................        523     (2,105)     2,662

State income taxes
  Current......................................................      1,068      5,573      1,427
  Deferred.....................................................        823       (948)       454
                                                                 ---------  ---------  ---------

Provision for income taxes.....................................  $   9,485  $  21,939  $  10,313
                                                                 ---------  ---------  ---------
                                                                 ---------  ---------  ---------

    In addition to the above income taxes, the Company recognized $13,589,000 of current income tax benefits in 1994 related to extraordinary losses on the early retirement of debt (see Note 4).

    A reconciliation between income tax expense reported and income tax expense computed by applying the federal statutory rate to income before income taxes, extraordinary losses and cumulative effect of change in accounting principle, follows:

                                                                   YEARS ENDED OCTOBER 31
                                                               -------------------------------
                                                                 1993       1994       1995
                                                               ---------  ---------  ---------
                                                                   (DOLLARS IN THOUSANDS)

Income taxes at federal statuary rate........................  $   8,232  $  18,477  $   9,020
State income taxes, net of federal income tax benefit........      1,232      3,006      1,223
Other........................................................         21        456         70
                                                               ---------  ---------  ---------
                                                               $   9,485  $  21,939  $  10,313
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    Under Statement 109, deferred tax assets are recognized in the period in which they arise and a valuation allowance is established to reduce those deferred tax assets if it is "more likely than not" that the related tax benefits will not be realized in the future. Total deferred tax assets amounted to approximately $46,222,000 and $47,727,000 as of October 31, 1994 and 1995;
the most significant items comprising the deferred tax assets were postretirement health benefits of $16,678,000 and $20,936,000, compensation accruals of $11,334,000 and $10,102,000, and alternative minimum tax credit carryforwards of $4,510,000 and $4,028,000. Total deferred tax liabilities amounted to approximately $42,369,000 and $46,992,000 as of October 31, 1994 and 1995, consisting primarily of deferred taxes on inventory of $3,507,000 and $3,065,000 and fixed assets of $38,796,000 and $43,861,000. The Company had no valuation allowance for realization of deferred tax assets as of October 31, 1994 or 1995.

    Tax effects of the principal timing differences between income for financial reporting and tax reporting for 1993 were as follows: Excess tax over book depreciation of $11,025,000, accruals (primarily for employee benefits) not currently deductible for tax purposes of ($6,325,000), accounts receivable

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(9) INCOME TAXES (CONTINUED)
allowances not currently deductible for tax purposes ($323,000), book over tax inventory of $864,000, and alternative minimum tax of ($3,061,000).

    As a result of the tax sharing agreement discussed in Note 1(g), the Company's recoverable income taxes of $5,960,000 at October 31, 1995 is due from Renco.

    As discussed in Note 1(g), the Company adopted Statement 109 effective November 1, 1993, and recognized a cumulative benefit of $834,000 as a change in accounting principle. Prior years' financial statements have not been restated to apply the provisions of Statement 109.

(10) LEASES

    The Company leases a portion of its operating and data processing equipment. Minimum future lease payments under noncancelable operating leases are $1,157,000, $961,000, $835,000, $699,000, and $590,000 for the years ending
October 31, 1996, 1997, 1998, 1999 and 2000, respectively and $182,000 thereafter. Rent expense for noncancelable operating leases amounted to approximately $482,000, $805,000, and $1,033,000 for the years ended October 31, 1993, 1994, and 1995, respectively and $738,000 and $911,000 for the nine months ended July 31, 1995 and 1996, respectively.

(11) AGREEMENT WITH THE RENCO GROUP, INC.

    The Company has a management services agreement with Renco under which Renco provides certain management services to the Company. Under terms of this agreement, the Company is charged a monthly fee of $100,000. The term of this agreement extends to October 31, 1998. Total expense for management services fees amounted to $1,200,000 for each of the years ended October 31, 1993, 1994, and 1995 and $900,000 for the nine months ended July 31, 1995 and 1996. At October 31, 1994 and 1995, and July 31, 1996, $480,000, $480,000 and $180,000,
respectively was owed to Renco for management services fees.

    In connection with the issuance of certain indebtedness and renegotiation of the Revolver during 1993, the Company paid Renco $4,500,000 related to transaction costs.

(12) COMMITMENTS AND CONTINGENCIES

    At October 31, 1995, the Company was committed to spend approximately $41,712,000 for data processing services over the remaining 6.5 years of its management information systems facilities management agreement and approximately $101,200,000 in 1996 and $4,108,000 thereafter on raw material purchase commitments.

    The Company and other industrial companies have, in recent years, become subject to increasingly demanding environmental standards imposed by federal, state and local environmental laws and regulations. It is the policy of the Company to endeavor to comply with applicable environmental laws and regulations. A liability has been established for an amount, which the Company believes is adequate, based on information currently available, to cover the costs of remedial actions it will likely be required to take to comply with existing environmental laws and regulations.

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(12) COMMITMENTS AND CONTINGENCIES (CONTINUED)
    On June 29, 1995, the Department of Justice, on behalf of the Environmental Protection Agency (EPA), filed an action against WCI under the Clean Water Act in the United States District Court for the Northern District of Ohio. The action alleges numerous violations of the Company's National Pollution Discharge Elimination System permit alleged to have occurred during the years 1989 through 1995, inclusive, and seeks civil penalties not to exceed the statutory maximum of $25,000 per day per violation. On August 25, 1995, the Company filed for dismissal of certain of the alleged violations. The court has not taken action on the Company's submittal. The Company believes that imposition of the statutory maximum penalty for the alleged violations is unlikely based upon past judicial penalties imposed under the Clean Water Act, and that it has defenses to liability. However, no assurance can be given that the Company will not be found to have liability and, if it has liability, that the statutory maximum penalty will not be imposed. If the statutory maximum penalty or a similarly substantial penalty were imposed, it could have a material adverse effect on the Company. The Company is continuing to negotiate with the EPA toward a settlement of this matter.

    The Company has obtained a Resource Conservation and Recovery Act ("RCRA") storage permit for waste pickle liquor at its' Warren facility acid regeneration plant. As a provision of the permit, the Company will be required to undertake a corrective action program with respect to historical material handling practices at the Warren facility. The Company has developed and submitted a workplan for the first investigation step of the corrective action program, the RCRA Facility Investigation ("RFI"), to the EPA and is presently negotiating the scope of the RFI with the EPA. The final scope of the corrective action required to remediate or reclaim any contamination that may be present at the Warren facility is dependent upon the findings of the RFI and the development and approval of a corrective action program. Accordingly, the Company is unable at this time to estimate the final cost of the corrective action program or the period over which such costs may be incurred.

    In addition to the above matters, the Company is contingently liable with respect to lawsuits and other claims incidental to the ordinary course of its operations. Although the outcome of the above described matters, to the extent they exceed applicable reserves, could have a material adverse effect on the future operating results of the Company in a particular quarterly or annual period, the Company believes that the effect of such matters will not have a material adverse effect on the Company's consolidated financial position.

(13) INITIAL PUBLIC STOCK OFFERING

    In July 1994, the Company completed an initial public offering (IPO) of 5,750,000 common shares (including overallotment shares) at $10.00 per share. The net proceeds of the IPO (after deducting offering transaction expenses and underwriting discounts of $5,616,000 in the aggregate) were $51,884,000, of which $6,950,000 was used to repurchase all of the outstanding preferred stock of the Company including cumulative dividends, and the remainder was used to repurchase $43,600,000 aggregate principal amount Senior Notes (see note 4).

    In connection with the IPO, the Company's board of directors and sole shareholder approved an amendment to the Company's charter increasing the number of authorized common shares to 40,000,000, without par value, at a stated value of $.0l per common share, and declared a 41,000 to 1 common stock

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(13) INITIAL PUBLIC STOCK OFFERING (CONTINUED) split, which resulted in 30,750,000 shares outstanding immediately before the IPO. All share and per share amounts stated herein have been adjusted to reflect the common stock split. In addition, in connection with the IPO, 74,000 restricted shares were issued to certain management employees.

(14) SELECTED QUARTERLY DATA (UNAUDITED)

    The following is a summary of unaudited quarterly results for the years ended October 31, 1994 and 1995:

THREE MONTHS ENDED 1994                                           JANUARY 31    APRIL 30    JULY 31    OCTOBER 31
----------------------------------------------------------------  -----------  ----------  ----------  -----------
                                                                  (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales.......................................................   $ 158,546   $  174,548  $  183,223   $ 193,046
Gross margin....................................................      29,624       32,943      36,134      36,052
Income before extraordinary losses and cumulative effect of
  change in accounting principle................................       3,745        8,879       7,166      11,063
Net income (loss)...............................................   $ (13,606)  $    8,879  $    5,137   $  11,063
Income (loss) per common share..................................
Income before extraordinary losses and cumulative effect of
  change in accounting principle................................   $     .12   $      .28  $      .22   $     .30
Net income (loss) per common share..............................   $    (.45)  $      .28  $      .16   $     .30

THREE MONTHS ENDED 1995                                        JANUARY 31    APRIL 30    JULY 31    OCTOBER 31
-------------------------------------------------------------  -----------  ----------  ----------  -----------
                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net sales....................................................   $ 175,099   $  177,770  $  170,742   $ 107,379
Gross margin (loss)..........................................      33,850       34,229      31,698     (13,576)
Net income (loss)............................................      10,909       11,139       9,371     (15,959)
Net income (loss) per common share...........................   $     .30   $      .30  $      .26   $    (.44)

    During the three months ended October 31, 1995, the Company experienced a 54 day labor contract dispute and resulting work stoppage. The negative gross margin and the net loss for the quarter resulted principally from excess production costs and expenses related to idling equipment during the work stoppage, including salary and benefit costs, bonuses paid to hourly and salaried employees upon conclusion of the work stoppage, and lower shipping volume.

    Income per common share calculations for each of the quarters are based on the weighted average number of common shares outstanding for each period, and the sum of the quarters may not necessarily be equal to the full year income per share amount.

(15) SUBSEQUENT EVENTS (UNAUDITED)

    During August 1996, the Company amended its $100 million Revolver. This amendment extended the expiration date to December 29, 1999, reduced the interest rate to prime plus 0.5% or, at the Company's option, a Eurodollar based rate, increased to $20,000,000 the aggregate amount of letters of credit available and modified certain financial covenants. The Revolver, as amended, is subject to a penalty of $500,000 it terminated, without being refinanced with the same lender, prior to December 29, 1998 and $250,000 if terminated prior to December 29, 1999.

                        WCI STEEL, INC. AND SUBSIDIARIES

                  YEARS ENDED OCTOBER 31, 1993, 1994 AND 1995
                  (INFORMATION AS OF JULY 31, 1996 AND FOR THE
            NINE MONTHS ENDED JULY 31, 1995 AND 1996, IS UNAUDITED)

(15) SUBSEQUENT EVENTS (UNAUDITED) (CONTINUED)
    On March 29, 1996, the Department of Justice on behalf of the EPA, instituted a civil action against the Company under the Clean Air Act in the United States District Court for the Northern District of Ohio. The action alleges violations by the Company of the work practice, inspection and notice requirements for the demolition and renovation of the National Emission Standard for Hazardous Air Pollutants for Asbestos and also violations of the particulate standard and the opacity limits applicable to the Company's facilities in Warren, Ohio. The action seeks a civil penalty not to exceed the statutory maximum of $25,000 per day per violation and also seeks an injunction against continuing violations. The Company believes that imposition of the statutory maximum penalty for the alleged violations is unlikely based upon past judicial penalties imposed under the Clean Air Act and that it has defenses to liability. However, no assurance can be given that the Company will not be found to have liability and, if it has liability, that the statutory maximum penalty will not be imposed. If the statutory maximum penalty or a similarly substantial penalty were imposed, it could have a material adverse effect on the Company. The Company is negotiating with the EPA toward a settlement of this matter.

    On January 23, 1996, two retired employees instituted an action against the Company in the United States District Court for the Northern District of Ohio alleging in substance that certain distributions made by the Company to employees and benefit plans violated certain agreements, the Employee Retirement Income Security Act, the National Labor Relations Act and common law. The plaintiffs seek declaratory and injunctive relief and damages. Plaintiffs have brought this action as a class action; however, the court has not ruled as to whether this action is properly maintainable as a class action. The Company denies the plaintiffs' allegations of liability and has filed for dismissal of the action. The court has not yet ruled on the Company's motion.

    On April 5, 1996, an employee instituted an action for damages against the Company in the Court of Common Pleas, Trumbull County, Ohio alleging that, under Ohio common law, her privacy rights were violated and that she has been subjected to sexual harassment. In July 1996, the plaintiff moved for an order permitting her to amend her complaint to add new party plaintiffs alleging a claim under only the privacy rights cause of action. The Company denies plaintiff's allegations of liability and has opposed the motion to amend the complaint. The court has not yet ruled on the plantiff's motion. Discovery is underway, and no substantive motions have been made.

                                    ANNEX B

    1701.84 DISSENTING SHAREHOLDERS ENTITLED TO RELIEF.--THE FOLLOWING ARE ENTITLED TO RELIEF AS DISSENTING SHAREHOLDERS UNDER SECTION 1701.85 OF THE REVISED CODE:

    (A) Shareholders of a domestic corporation that is being merged or consolidated into a surviving or new entity, domestic for foreign, pursuant to section 1701.78, 1701.781, 1701.79, 1701.781, or 1701.801 of the Revised Code;

    (B) In the case of a merger into a domestic corporation, shareholders of the surviving corporation who under section 1701.78 of the Revised Code are entitled to vote on the adoption of an agreement of merger, but only as to the shares so entitling them to vote;

    (C) Shareholders, other than the parent corporation, of a domestic subsidiary corporation that is being merged into the domestic or foreign parent corporation pursuant to section 1701.80 of the Revised Code;

    (D) In the case of a combination or a majority share acquisition, shareholders of the acquiring corporation who under section 1701.83 of the Revised Code are entitled to vote on such transaction, but only as to the shares so entitling them to vote;

    (E) Shareholders of a domestic subsidiary corporation into which is being merged one or more domestic or foreign corporations pursuant to section 1701.801 of the Revised Code.

    1701.85 RELIEF FOR DISSENTING SHAREHOLDERS; QUALIFICATION; PROCEDURES.--
(A)(1) A SHAREHOLDER OF A DOMESTIC CORPORATION IS ENTITLED TO RELIEF AS A DISSENTING SHAREHOLDER IN RESPECT OF THE PROPOSALS DESCRIBED IN SECTIONS 1701.74, 1701.76, AND 1701.84 OF THE REVISED CODE, ONLY IN COMPLIANCE WITH THIS SECTION.

    (2) If the proposal must be submitted to the shareholders of the corporation involved, the dissenting shareholder shall be a record holder of the shares of the corporation as to which he seeks relief as of the date fixed for the determination of shareholders entitled to notice of a meeting of the shareholders at which the proposal is to be submitted, and such shares shall not have been voted in favor of the proposal. Not later than ten days after the date on which the vote on the proposal was taken at the meeting of the shareholders, the dissenting shareholder shall deliver to the corporation a written demand for payment to him of the fair cash value of the shares as to which he seeks relief, which demand shall state his address, the number and class of such shares, and the amount claimed by him as the fair cash value of the shares.

    (3) The dissenting shareholder entitled to relief under division (C) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code and a dissenting shareholder entitled to relief under division (E) of section 1701.84 of the Revised Code in the case of a merger pursuant to section 1701.80 of the Revised Code shall be a record holder of the shares of the corporation as to which he seeks relief as of the date on which the agreement of merger was adopted by the directors of that corporation. Within twenty days after he has been sent the notice provided in section 1701.80 or 1701.801 of the Revised Code, the dissenting shareholder shall deliver to the corporation a written demand for payment with the same information as that provided for in division (A)(2) of this section.

    (4) In the case of a merger or consolidation, a demand served on the constituent corporation involved constitutes service on the surviving or the new entity, whether the demand is served before, on, or after the effective date of the merger or consolidation.

    (5) If the corporation sends to the dissenting shareholder, at the address specified in his demand, a request for the certificates representing the shares as to which he seeks relief, the dissenting shareholder, within fifteen days from the date of the sending of such request, shall deliver to the corporation the certificates requested so that the corporation may forthwith endorse on them a legend to the effect that demand for the fair cash value of such shares has been made. The corporation promptly shall return such endorsed certificates to the dissenting shareholder. A dissenting shareholder's failure to deliver such certificates terminates his rights as a dissenting shareholder, at the option of the corporation, exercised by written notice sent to the dissenting shareholder within twenty days after the lapse of the fifteen-day period, unless a court for good cause shown otherwise directs. If shares represented by a certificate on which such a legend has been endorsed are transferred, each new certificate issued for them shall bear a similar legend, together with the name of the original dissenting holder of such shares. Upon receiving a demand for payment from a dissenting shareholder who is the record holder of uncertificated securities, the corporation shall make an appropriate notation of the demand for payment in its shareholder records. If uncertificated shares for which payment has been demanded are to be transferred, any new certificate issued for the shares shall bear the legend required for certificated securities as provided in this paragraph. A transferee of the shares so endorsed, or of uncertificated securities where such notation has been made, acquires only such rights in the corporation as the original dissenting holder of such shares had immediately after the service of a demand for payment of the fair cash value of the shares. A request under this paragraph, by the corporation is not an admission by the corporation that the shareholder is entitled to relief under this section.

    (B) Unless the corporation and the dissenting shareholder have come to an agreement on the fair cash value per share of the shares as to which the dissenting shareholder seeks relief, the dissenting shareholder or the corporation, which in case of a merger or consolidation may be the surviving or new entity, within three months after the service of the demand by the dissenting shareholder, may file a complaint in the court of common pleas of the county in which the principal office of the corporation that issued the shares is located or was located when the proposal was adopted by the shareholders of the corporation, or, if the proposal was not required to be submitted to the shareholders, was approved by the directors. Other dissenting shareholders, within that three-month period, may join as plaintiffs or may be joined as defendants in any such proceeding, and any two or more such proceedings may be consolidated. The complaint shall contain a brief statement of the facts, including the vote and the facts entitling the dissenting shareholder to the relief demanded. No answer to such a complaint is required. Upon the filing of such a complaint, the court, on motion of the petitioner, shall enter an order fixing a date for a hearing on the complaint and requiring that a copy of the complaint and a notice of the filing and of the date for hearing be given to the respondent or defendant in the manner in which summons is required to be served or substituted service is required to be made in other cases. On the day fixed for the hearing on the complaint or any adjournment of it, the court shall determine from the complaint and from such evidence as is submitted by either party whether the dissenting shareholder is entitled to be paid the fair cash value of any shares and, if so, the number and class of such shares. If the court finds that the dissenting shareholder is so entitled, the court may appoint one or more persons as appraisers to receive evidence and to recommend a decision on the amount of the fair cash value. The appraisers have such power and authority as is specified in the order of their appointment. The court thereupon shall make a finding as to the fair cash value of a share and shall render judgment against the corporation for the payment of it, with interest at such rate and from such date as the court considers equitable. The costs of the proceeding, including reasonable compensation to the appraisers to be fixed by the court, shall be assessed or apportioned as the court considers equitable. The proceeding is a special proceeding and final orders in it may be vacated, modified, or reversed on appeal pursuant to the Rules of Appellate Procedure and, to the extent not in conflict with those rules, Chapter 2505. of the Revised Code. If, during the pendency of any proceeding instituted under this section, a suit or proceeding is or has been instituted to enjoin or otherwise to prevent the carrying out of the action as to which the shareholder has dissented, the proceeding instituted under this section shall be stayed until the final determination of the other suit or proceeding. Unless any provision in division (D) of this section is applicable, the fair cash value of the shares that is agreed upon by the parties or fixed under this section shall be paid within thirty days after the date of final determination of such value under this division, the effective date of the amendment to the articles, or the consummation of the other action involved, whichever occurs last. Upon the occurrence of the last such event, payment shall be made immediately to a holder of uncertificated securities entitled to such payment. In the case of holders of shares represented by certificates, payment shall be made only upon and simultaneously with the surrender to the corporation of the certificates representing the shares for which the payment is made.

    (C) If the proposal was required to be submitted to the shareholders of the corporation, fair cash value as to those shareholders shall be determined as of the day prior to the day on which the vote by the shareholders was taken, and, in the case of a merger pursuant to section 1701.80 or 1701.801 of the Revised Code, fair cash value as to shareholders of a constituent subsidiary corporation shall be determined as of the day before the adoption of the agreement of merger by the directors of the particular subsidiary corporation. The fair cash value of a share for the purposes of this section is the amount that a willing seller who is under no compulsion to sell would be willing to accept and that a willing buyer who is under no compulsion to purchase would be willing to pay, but in no event shall the fair cash value of a share exceed the amount specified in the demand of the particular shareholder. In computing such fair cash value, any appreciation or depreciation in market value resulting from the proposal submitted to the directors or to the shareholders shall be excluded.

    (D)(1) The right and obligation of a dissenting shareholder to receive such fair cash value and to sell such shares as to which he seeks relief, and the right and obligation of the corporation to purchase such shares and to pay fair cash value of them terminates if any of the following applies:

    (a) The dissenting shareholder has not complied with this section, unless the corporation by its directors waives such failure;

    (b) The corporation abandons the action involved or is finally enjoined or prevented from carrying it out, or the shareholders rescind their adoption, of the action involved;

    (c) The dissenting shareholder withdraws his demand, with the consent of the corporation by its directors;

    (d) The corporation and the dissenting shareholder have not come to an agreement as to the fair cash value per share, and neither the shareholder nor the corporation filed or joined in a complaint under division (B) of this section within the period provided in that division.

    (2) For purposes of division (D)(1) of this section, if the merger or consolidation has become effective and the surviving or new entity is not a corporation, action required to be taken by the directors of the corporation shall be taken by the general partners of a surviving or new partnership or the comparable representatives of any other surviving or new entity.

    (E) From the time of the dissenting shareholder's giving of the demand until either the termination of the rights and obligations arising from it or the purchase of the shares by the corporation, all other rights accruing from such shares, including voting and dividend or distribution rights, are suspended. If during the suspension, any dividend or distribution is paid in money upon shares of such class or any dividend, distribution, or interest is paid in money upon any securities issued in extinguishment of or in substitution for such shares, an amount equal to the dividend, distribution, or interest which, except for the suspension, would have been payable upon such shares or securities, shall be paid to the holder of record as a credit upon the fair cash value of the shares. If the right to receive fair cash value is terminated other than by the purchase of the shares by the corporation, all rights of the holder shall be restored and all distributions which, except for the suspension, would have been made shall be made to the holder of record of the shares at the time of termination.

                                    ANNEX C

October 20, 1996

                                           [LETTERHEAD OF GLEACHER NATWEST INC.]

Special Committee of Board of Directors

WCI Steel, Inc.

1040 Pine Avenue, Southeast

Warren, Ohio 44483-6528

Dear Sir:

    We understand that WCI Steel, Inc. ("WCI" or the "Company") is contemplating entering into a definitive agreement (the "Letter Agreement") with The Renco Group, Inc. ("Renco") and a wholly-owned subsidiary of Renco (the "Subsidiary") pursuant to which the Subsidiary will commence a tender offer (the "Offer") for all of the issued and outstanding shares of the common stock, par value $0.01, of the Company (the "Common Stock"), other than shares of Common Stock owned by Renco and Ira Leon Rennert, at a price of $10.00 per share in cash. We additionally understand that the consummation of the Offer will (i) be conditioned upon the tender of a majority of the shares of Common Stock held by holders other than (x) Renco, Mr. Rennert and their respective affiliates and
(y) the Company's directors and executive officers (the "Minimum Condition"), which condition may not be waived without the consent of the Special Committee,
(ii) not be conditioned upon either Renco or the Subsidiary obtaining any future financing, and (iii) be conditioned upon other conditions customary to transactions of this type. We further understand that, pursuant to the Letter Agreement, after consummating the Offer, Renco and the Subsidiary will cause the Subsidiary to be merged with and into the Company (the "Merger" and, together with the Offer, the "Transactions") and the Company will survive the Merger as a direct wholly-owned subsidiary of Renco. We further understand that, pursuant to the Letter Agreement, the holders of any issued and outstanding shares of Common Stock not tendered in the Offer (other than Renco, the Subsidiary and holders of shares of Common Stock who have validly exercised appraisal rights under the Ohio General Corporation Law) will receive $10.00 per share in cash in the Merger.

    You have asked for our opinion as to whether the cash consideration offered by Renco to holders of Common Stock (other than Renco, Mr. Rennert and their respective affiliates) is fair from a financial point of view to such holders.

    For the purposes of the opinion set forth herein, we have:

        1. reviewed the audited and unaudited financial statements for the three most recent fiscal years and interim periods of WCI;

        2. discussed the past and current operations, the financial condition and the prospects of the Company with the management of WCI and Renco's advisors;

        3. reviewed with the management of WCI certain business plans of the Company and certain financial projections prepared by and pertaining to WCI;

        4. reviewed the terms of the proposed Transactions with WCI and Renco's advisors;

        5. reviewed the historical market prices and reported trading volumes of the Common Stock;

        6. compared the price per share offered in the Transactions to historical market prices of the Common Stock;

        7. compared the financial performance of WCI with, and reviewed the prices and reported trading activity of the securities of, certain publicly traded companies whose operating characteristics and/or industry focus we believe resemble those of WCI;

        8. reviewed the financial terms of selected minority squeeze-out transactions of publicly traded companies;

        9. reviewed the financial terms of selected acquisitions of companies whose operating characteristics and/or industry focus we believe resemble those of WCI;

        10. performed a discounted cash flow analysis of WCI based upon the financial information provided to us by the management of WCI;

        11. performed a leveraged recapitalization analysis of WCI based upon financial information provided to us by the management of WCI and Renco's advisors; and

        12. reviewed such other information and performed such other analyses as we have deemed appropriate.

    We have assumed and relied upon, without assuming responsibility for independent verification, the accuracy and completeness of the information reviewed by us for purposes of this opinion. With respect to the financial projections provided to us, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgments of the management of WCI as to the future financial performance of WCI. We have also assumed, based upon the information which has been provided to us and without assuming responsibility for independent verification thereof, that no material undisclosed or contingent liability exists with respect to WCI. Our opinion is based necessarily on the economic, market, and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not been requested to, and did not, solicit third party indications of interest in acquiring all or part of the Company. Additionally, we have been informed by Renco, and have relied with your permission on such information, that Renco has no present intention to sell the Company after consummating the Transactions and that, in the event that Renco does sell the Company within twelve months of the consummation of the Transactions, then the holders of shares of Common Stock at the time of the consummation of the Transactions (other than Renco, Mr. Rennert and their respective affiliates) will be entitled to participate ratably in the net amount realized by Renco from such sale, to the extent that such amount exceeds $10.00 per share of Common Stock.

    WCI acknowledges that the opinion and any advice or materials provided by Gleacher NatWest Inc. ("Gleacher NatWest") in connection with its engagement hereunder is intended for the benefit and use of the Special Committee of Board of Directors in considering the transaction to which the opinion, advice or materials relate and the Company agrees that no such opinion, advice or material shall be used for any other purpose or be reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose, nor shall any public references to Gleacher NatWest be made by or on behalf of the Company, in each case without Gleacher NatWest's prior written consent. This letter does not constitute a recommendation to any holder of Common Stock with respect to whether to tender shares of Common Stock pursuant to the Offer.

    Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the cash consideration to be received by the holders of Common Stock (other than Renco, Mr. Rennert and their respective affiliates) in the proposed Transactions is fair from a financial point of view to such holders.

Very truly yours,

GLEACHER NATWEST INC.

                     [SIG]

                                    ANNEX D

       [LETTERHEAD OF THE RENCO GROUP, INC. AND WCI STEEL HOLDINGS, INC.]

                                October 23, 1996

Board of Directors
WCI Steel, Inc.
1040 Pine Avenue, S.E.
Warren, Ohio 44483-6528

Gentlemen:

    In consideration of the agreement of the Board of Directors (the "Board") of WCI Steel, Inc. (the "Company") to authorize and approve, and the Company to undertake to consummate, the following transactions which will result in, among other things, the Company "going private" (which agreement is evidenced by the Company's signature below), The Renco Group, Inc. ("Renco") and WCI Steel Holdings, Inc., a direct wholly-owned subsidiary of Renco ("Holdings"), each hereby represent, covenant and agree as follows:

    1. EQUITY TENDER OFFER. Holdings will commence a "going private" tender offer as promptly as practicable after the date hereof, but in no event later than five business days after the initial public announcement of Holdings' intention to commence such tender offer, for all of the issued and outstanding shares of common stock, no par value, $.01 stated value (the "Shares"), of the Company other than Shares owned by Renco, at a price of $10.00 per Share in cash (the "Equity Tender Offer"). The Equity Tender Offer will be conditioned upon a majority of the Shares not owned by Renco or directors and executive officers of Renco or the Company (the "Public Shares") being validly tendered and not withdrawn prior to the expiration date of the Equity Tender Offer (the "Public Acceptance Condition"). The Equity Tender Offer will be further conditioned upon such other usual and customary conditions as may be agreed upon by Renco and Holdings, on the one hand, and the Company after consultation with the Independent Director (as defined), on the other hand, prior to the commencement of the Equity Tender Offer. The Equity Tender Offer will not be conditioned upon either Renco or Holdings obtaining any future financing. So long as the aforementioned conditions to the Equity Tender Offer are satisfied, neither Renco nor Holdings will extend the expiration date of the Equity Tender Offer, except to the extent reasonably necessary to consummate the Transactions (as defined) simultaneously, but in no event for more than fifteen business days, or as required by applicable law. None of the foregoing may be waived or altered by Renco or Holdings unless expressly agreed to in writing by the Board after consultation with the Company's independent director who assessed and analyzed the fairness of the Equity Transactions (as defined) (the "Independent Director").

    2. THE MERGER. As soon as practicable after the successful completion of the Equity Tender Offer, but in no event later than five business days thereafter, Renco will contribute its Shares to Holdings, and Holdings will effect a merger of Holdings with and into the Company (the "Merger"), pursuant to Section 1701.80 of the Ohio General Corporation Law (the "OGCL"), with the Company surviving the Merger as a direct or indirect wholly-owned subsidiary of Renco. In connection with the Merger, each outstanding

Share (other than Shares owned by Holdings, Shares held in the treasury of the Company, which will be canceled, and Shares held by shareholders who have validly exercised appraisal rights under the OGCL) will be converted into the right to receive in cash per Share, the same price paid to shareholders who tendered their Shares pursuant to the Equity Tender Offer. Renco and Holdings hereby agree that if the Equity Tender Offer is consummated, Renco and Holdings will cause the Merger to be consummated, subject only to the condition that no injunction shall have been enacted, issued or entered by any federal or state court of competent jurisdiction or any other governmental authority or agency; PROVIDED, HOWEVER, that the parties will use their best efforts to cause any such injunction to be vacated or lifted.

    3. DEBT TENDER OFFER. By its letter dated October 9, 1996, Renco proposed that the Company (a) commence an offer (the "Debt Tender Offer") to purchase for cash up to all, but not less than a majority, of its outstanding 10 1/2% Senior Notes Due 2002 (the "Existing Notes") and a related solicitation (the "Consent Solicitation") of consents to modify certain terms of the indenture related to the Existing Notes and (b) place $300 million of new senior notes (the "Debt Offering").

    The Debt Tender Offer, the Consent Solicitation and the Debt Offering are referred to collectively as the "Debt Transactions," the Equity Tender Offer and the Merger are referred to collectively as the "Equity Transactions" and the Debt Transactions and the Equity Transactions are referred to collectively as the "Transactions."

    4. TIMING AND CONDITIONS. The Equity Transactions and the Debt Transactions are expected to be completed contemporaneously. Although the Equity Transactions are not contingent upon the success of the Debt Transactions, the Debt Transactions are expressly contingent upon the success of the Equity Transactions.

    5. FUTURE SALE OF WCI. If within twelve months after consummation of the Merger (a)(i) the Company is merged with another entity and the surviving corporation of such Merger is not controlled by Renco, (ii) the Company sells all or substantially all of its assets, (iii) Renco and/or an entity controlled by Renco directly or indirectly sells, through one or more transactions, a majority of the capital stock of the Company or (iv) Renco or the Company enters into a definitive agreement with respect to any of the foregoing and the transaction contemplated thereby is thereafter consummated and (b) in any such event, Renco realizes, and actually receives proceeds representing, value in excess of the value per Share represented by the Equity Tender Offer, Renco would at that time pay the allocable difference to the holders of the Public Shares who sold their Shares, or whose Shares were extinguished, in the Equity Transactions. The foregoing shall be set forth in greater detail in the Offer to Purchase in connection with the Equity Tender Offer, as reasonably acceptable to the Independent Director. For purposes of this Section, "control" (including the term "controlled by") means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person or entity, whether through the ownership of voting securities, by contract or otherwise.

    6.  REPRESENTATIONS AND WARRANTIES OF RENCO AND HOLDINGS.

        (a) CORPORATE ORGANIZATION. Each of Renco and Holdings is a corporation duly organized, validly existing and in good standing under the laws of the States of New York and Delaware, respectively, and has the requisite power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to be so organized, existing or in good standing or to have such power, authority and governmental approvals would not, individually or in the aggregate, have a material adverse affect on the business or operations of Renco and Holdings and their respective subsidiaries taken as a whole.

        (b) AUTHORITY RELATIVE TO THIS AGREEMENT. Each of Renco and Holdings has all necessary corporate power and authority to perform its obligations hereunder and to consummate the Equity Tender Offer and the Merger. The execution and delivery of this Agreement and the consummation by Renco and Holdings of the Equity Tender Offer and the Merger have been duly and validly authorized by all necessary corporate action and no other corporate proceedings on the part of Renco and Holdings are necessary to consummate the Equity Tender Offer and the Merger (other than, with respect to the Merger, the filing and recordation of appropriate merger documents as required by the OGCL). This Agreement has been duly and validly executed by Renco and Holdings and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of each of Renco and Holdings enforceable against each of Renco and Holdings in accordance with its terms.

        (c)  NO CONFLICT; REQUIRED FILINGS AND CONSENT.

           (i) The execution and delivery of this Agreement by Renco and Holdings do not, and the performance of this Agreement by Renco and Holdings will not, (A) conflict with or violate the charter or bylaws of either Renco or Holdings, (B) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Renco or Holdings or by which any property or asset of either of them is bound or affected or
       (C) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Renco or Holdings pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Renco or Holdings is a party or by which Renco or Holdings or any property or asset of either of them is bound or affected, except for any such conflicts, violations, breaches, defaults or other occurrences which would not, individually or in the aggregate, have a material adverse affect on the business or operations of Renco or Holdings and their respective subsidiaries taken as a whole.

           (ii) The execution and delivery of this Agreement by Renco and Holdings does not, and the performance of this Agreement by Renco and Holdings will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (A) for applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), state securities and takeover laws, and filings and recordation of appropriate merger documents as required by the OGCL and (B) where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or materially delay consummation of the Equity Tender Offer or the Merger, or otherwise prevent Renco or Holdings from performing their respective obligations under this Agreement.

        (d) FINANCING. The financing for the Equity Tender Offer and the Merger is available from the Company's available cash, and to the extent not available therefrom, will be made available by Renco prior to commencement of the Equity Tender Offer and through a loan from a third party.

        (e) OFFER DOCUMENTS. The Offer to Purchase and other related documents used in connection with the Equity Tender Offer (the "Offer Documents") will not, at the time the Offer Documents are filed with the SEC or are first published, sent or given to shareholders of the Company, as the case may be, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Renco and Holdings make no representations or warranty with respect to any information supplied by the

    Company or any of its representatives which is contained in the Offer Documents. The Offer Documents shall comply in all material respects as to form with the requirements of the Exchange Act and the rules and regulations thereunder.

        (f) NO SOLICITATION. Neither Renco nor Holdings is currently, or has any intention of, directly or indirectly, through any officer, director, agent or otherwise, soliciting, initiating or encouraging the submission of any proposal or offer from any person relating to the acquisition of any equity interest in the Company (other than pursuant to the Equity Tender Offer), participating in any negotiations regarding, or furnishing to any other person any information with respect to, or otherwise cooperating in any way with, or assisting or participating in, facilitating or encouraging, any effort or attempt by any other person to do or seek any of the foregoing.

    7.  GENERAL.

        (a) SPECIFIC PERFORMANCE. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in addition to any other remedy at law or equity.

        (b) GOVERNING LAW. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York applicable to contracts executed in and to be performed in that State with regard to its principles of conflicts of law. All actions and proceedings arising out of or relating to this Agreement shall be heard and determined in any New York state or federal court sitting in the City of New York.

        (c) HEADINGS. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

        (d) COUNTERPARTS. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

        (e) WAIVERS AND AMENDMENT. This Agreement may be amended or modified, and the terms and conditions hereof may be waived, only be a written instrument signed by the parties hereto or, in the case of a waiver, by the party waiving compliance.

                                              Very truly yours,

                                              THE RENCO GROUP, INC.

                                              By:                   /s/ IRA LEON RENNERT
                                                         -----------------------------------------
                                                                      Ira Leon Rennert
                                                                          CHAIRMAN

                                              WCI STEEL HOLDINGS, INC.

                                              By:                   /s/ IRA LEON RENNERT
                                                         -----------------------------------------
                                                                      Ira Leon Rennert
                                                                          CHAIRMAN

Agreed to and accepted:

WCI STEEL, INC.

By:                   /s/ EDWARD R. CAINE
           -----------------------------------------
           Name: Edward R. Caine
           Title:  President and Chief Executive
           Officer

    Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each shareholder of the Company or his broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below:

                        The Depositary for the Offer is:
                    AMERICAN STOCK TRANSFER & TRUST COMPANY

                            FACSIMILE TRANSMISSION:
                                 (718) 234-5001
                             CONFIRM BY TELEPHONE:
                                 (718) 921-8200
                      BY MAIL OR HAND/OVERNIGHT DELIVERY:
                            American Stock Transfer
                                & Trust Company
                                 40 Wall Street
                                   46th Floor
                            New York, New York 10005

    Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent as set forth below and will be furnished promptly at Holdings' expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

                    The Information Agent for the Offer is:
                            GEORGESON & COMPANY INC.
                               Wall Street Plaza
                            New York, New York 10005

                        BANKS AND BROKERS CALL COLLECT:
                                 (212) 440-9800

                           ALL OTHERS CALL TOLL FREE:
                                 1-800-223-2064

                      The Dealer Manager for the Offer is:

                          DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION

                                277 Park Avenue
                            New York, New York 10172
                                 (212) 892-4753